EXHIBIT 2.1

EXECUTION COPY

AGREEMENT AND PLAN OF MERGER

by and among

AMERISOURCEBERGEN CORPORATION,

ROSCOE ACQUISITION CORP.

and

MWI VETERINARY SUPPLY, INC.

Dated as of January 11, 2015

Table of Contents

Page

ARTICLE I

THE OFFER AND THE MERGER

ARTICLE II

CONVERSION OF SHARES; EXCHANGE OF CERTIFICATES

Section 2.1	Effect on Capital Stock	6
Section 2.2	Exchange of Certificates	7
Section 2.3	Treatment of Company Options and Company Restricted Stock; ESPP	10

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

i

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

ARTICLE V

COVENANTS AND AGREEMENTS

ii

ARTICLE VI

CONDITIONS TO THE MERGER

Section 6.1	Conditions to Each Party’s Obligation to Effect the Merger	47

ARTICLE VII

TERMINATION

Section 7.1	Termination	48
Section 7.2	Manner and Effect of Termination	49
Section 7.3	Termination Payment	50

ARTICLE VIII

MISCELLANEOUS

iii

AGREEMENT AND PLAN OF MERGER

AGREEMENT AND PLAN OF MERGER, dated as of January 11, 2015 (the “Agreement”), by and among AMERISOURCEBERGEN CORPORATION, a Delaware corporation (“Parent”), ROSCOE ACQUISITION CORP., a Delaware corporation and a direct wholly-owned subsidiary of Parent (“Merger Sub”), and MWI VETERINARY SUPPLY, INC., a Delaware corporation (the “Company”).  Capitalized terms used but not defined elsewhere in this Agreement shall have the meanings set forth in Section 8.16.

RECITALS

WHEREAS, the respective boards of directors of Parent, Merger Sub and the Company have approved the acquisition of the Company by Parent upon the terms and subject to the conditions and limitations set forth in this Agreement;

WHEREAS, in furtherance of such acquisition, Parent proposes to cause Merger Sub to make a tender offer (as it may be amended from time to time as permitted under this Agreement, the “Offer”) to purchase all the outstanding shares of Common Stock, par value $0.01 per share, of the Company (the “Common Stock”), at a price per share of Common Stock of $190.00 (such amount, or any other amount per share paid pursuant to the Offer and this Agreement, the “Offer Price”), net to the seller thereof in cash, without interest, upon the terms and subject to the conditions and limitations set forth in this Agreement;

WHEREAS, following the Offer Closing, upon the terms and subject to the conditions set forth in this Agreement, Merger Sub will be merged with and into the Company (the “Merger” and together with the Offer and the other transactions contemplated by this Agreement, the “Transactions”), whereby each issued and outstanding share of Common Stock not owned directly or indirectly by Parent, Merger Sub or the Company (other than Dissenting Shares) will be converted into the right to receive the Merger Consideration in cash, without interest;

WHEREAS, Parent and the Company acknowledge and agree that the Merger shall be effected pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”) and shall be consummated as soon as practicable following the completion of the Offer;

WHEREAS, the board of directors of Merger Sub has approved and declared advisable, and the board of directors of Parent has approved, this Agreement and the Transactions, and Parent, as sole stockholder of Merger Sub, shall, immediately after the execution and delivery of this Agreement, adopt this Agreement in its capacity as sole stockholder of Merger Sub;

WHEREAS, the board of directors of the Company (the “Company Board”) has (a) determined that the Transactions are fair to and in the best interests of the Company and its stockholders, (b) approved and declared advisable this Agreement and the Transactions and (c) on the terms and subject to the conditions set forth herein, resolved to recommend that the stockholders of the Company accept the Offer and tender their shares of Common Stock to Merger Sub in the Offer; and

WHEREAS, each of Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Offer and the Merger and also to prescribe various conditions to the Offer and the Merger.

NOW, THEREFORE, in consideration of the foregoing and the representations, warranties, covenants and agreements contained herein, and intending to be legally bound hereby, the Company, Parent and Merger Sub agree as follows:

ARTICLE I

THE OFFER AND THE MERGER

Section 1.1            The Offer.

(a)           Subject to the terms and conditions of this Agreement, as promptly as reasonable practicable (but in no event later than ten (10) Business Days) after the date of execution of this Agreement by all parties hereto, Merger Sub shall, and Parent shall cause Merger Sub to, commence, within the meaning of Rule 14d-2 promulgated under the Exchange Act, the Offer.  The obligations of Merger Sub to, and of Parent to cause Merger Sub to, accept for payment, and pay for, any shares of Common Stock tendered pursuant to the Offer are subject to the conditions set forth in Annex I (the “Offer Conditions”).  The Offer shall initially expire at 11:59 p.m. (New York City time) on the date that is twenty (20) Business Days following the commencement of the Offer (determined using Rule 14d-1(g)(3) promulgated under the Exchange Act).  Merger Sub expressly reserves the right to waive, in whole or in part, any Offer Condition or modify the terms of the Offer; provided, however, that, without the consent of the Company, Merger Sub shall not, and Parent shall not permit Merger Sub to, (i) reduce the number of shares of Common Stock subject to the Offer, (ii) reduce the Offer Price, (iii) amend, modify or waive the Minimum Tender Condition, (iv) except as expressly provided in this Section 1.1(a), extend or otherwise amend or modify the expiration date of the Offer, (v) change the form of consideration payable in the Offer, (vi) otherwise amend, modify or supplement any of the terms of the Offer in any manner adverse to any holder of Common Stock or (vii) provide any “subsequent offering period” within the meaning of Rule 14d-11 promulgated under the Exchange Act.  Notwithstanding any other provision of this Agreement to the contrary, but subject to the parties’ rights to terminate this Agreement pursuant to Section 7.1 and Merger Sub’s right to waive any Offer Condition other than the Minimum Tender Condition, Merger Sub shall, and Parent shall cause Merger Sub to, (i) extend the Offer on one or more occasions, in consecutive increments of up to five (5) Business Days (or such longer period as the parties hereto may agree) each, if, at any then-scheduled expiration of the Offer, any Offer Condition (other than the Minimum Tender Condition) shall not have been satisfied or waived, until such time as each such condition shall have been satisfied or waived, and (ii) extend the Offer for the minimum period required by any rule, regulation, interpretation or position of the SEC or the staff thereof applicable to the Offer; provided, however, that in no event shall Merger Sub be required to extend the Offer beyond the Termination Date.  Notwithstanding any other provision of this Agreement to the contrary, but subject to the parties’ rights to terminate this Agreement pursuant to Section 7.1, if, at any then-scheduled expiration of the Offer, each Offer Condition (other than the Minimum Tender Condition) shall have been satisfied or waived and the Minimum Tender Condition shall not have been satisfied, then Merger Sub may and, if requested by the Company, Merger Sub shall, and Parent shall cause Merger Sub to, extend the Offer by increments of seven (7) Business Days (or such other period as the parties hereto may agree); provided, however, that Merger Sub shall only be required to extend the Offer under this sentence on two occasions and; provided, further, that Merger Sub shall not be required to extend the Offer beyond the Termination Date.  Upon the terms and subject to the conditions of the Offer and this Agreement, Merger Sub shall, and Parent shall cause Merger Sub to, accept for payment, and pay for, all shares of Common Stock that Merger Sub becomes obligated to purchase pursuant to the Offer promptly after the applicable expiration date of the Offer (as it may be extended and re-extended in accordance with this Section 1.1(a)).  Acceptance for payment of shares of Common Stock by Merger Sub pursuant to and subject to the conditions of the Offer is referred to in this Agreement as the “Offer Closing.”  The Offer may not be terminated prior to its expiration date (as such expiration date may be extended and re-extended in accordance with this Section 1.1(a)), unless this Agreement is validly terminated in accordance with Section 7.1.  If this Agreement is terminated pursuant to Section 7.1, then, in each case, Merger Sub shall promptly (and, in any event, within twenty-four (24) hours of such termination), irrevocably and unconditionally terminate the Offer and Merger Sub shall promptly return, and shall cause any depository acting on behalf of Merger Sub to return, all tendered shares of Common Stock to the registered holders thereof.

(b)           On the date of commencement of the Offer, Parent and Merger Sub shall file with the SEC, in accordance with Rule 14d-3 promulgated under the Exchange Act, a Tender Offer Statement on Schedule TO with respect to the Offer (together with all amendments, supplements and exhibits thereto, the “Schedule TO”), which shall include, as exhibits, an offer to purchase and a related letter of transmittal, a summary advertisement and other ancillary Offer documents pursuant to which the Offer will be made (such Schedule TO and the documents attached as exhibits thereto, together with any amendments or supplements thereto, the “Offer Documents”).  The Company shall promptly furnish to Parent and Merger Sub all information requested by Parent and Merger Sub concerning the Company that is required by the Exchange Act to be set forth in the Offer Documents.  Each of Parent, Merger Sub and the Company shall promptly correct any information provided by it for use in the Offer Documents if and to the extent that such information shall have become false or misleading in any material respect, and each of Parent and Merger Sub shall take all steps necessary to amend or supplement the Offer Documents and to cause the Offer Documents, as so amended or supplemented, to be filed with the SEC and disseminated to the Company’s stockholders, in each case as and to the extent required by applicable federal securities Laws.  Parent and Merger Sub shall promptly notify the Company upon the receipt of any comments from the SEC or any request from the SEC for amendments or supplements to the Offer Documents, and shall provide the Company with copies of all correspondence between Parent, Merger Sub and their respective Representatives, on the one hand, and the SEC, on the other hand.  Parent and Merger Sub shall use their respective reasonable best efforts to respond as promptly as reasonably practicable to any comments of the SEC with respect to the Offer Documents.  Prior to the filing of the Offer Documents (or any amendment or supplement thereto) or the dissemination thereof to the stockholders of the Company, or responding to any comments of the SEC with respect thereto, Parent and Merger Sub shall provide the Company a reasonable opportunity to review and to propose comments on such document or response.

(c)           Parent shall provide, or cause to be provided, to Merger Sub on a timely basis the funds necessary to purchase any shares of Common Stock that Merger Sub becomes obligated to purchase pursuant to the Offer.

Section 1.2            Company Actions.

(a)           On the date the initial Offer Documents are filed with the SEC, the Company shall, in a manner that complies with Rule 14d-9 promulgated under the Exchange Act, file with the SEC a Tender Offer Solicitation/ Recommendation Statement on Schedule 14D-9 with respect to the Offer (together with all amendments, supplements and exhibits thereto, the “Schedule 14D-9”), which shall, subject to the provisions of Section 5.4, describe and make the Company Recommendation with respect to the Offer, shall reflect that the Merger is governed by Section 251(h) of the DGCL and shall be consummated as soon as practicable following the completion of the Offer and include a copy (and summary description) of the opinion referred to in Section 3.19, and shall take all steps necessary to cause the Schedule 14D-9 to be disseminated or made available to the holders of Common Stock.  The Company and Parent shall cooperate to cause the Schedule 14D-9 to be mailed or otherwise disseminated together with the Offer Documents to the holders of Common Stock.  Parent and Merger Sub shall promptly furnish to the Company all information concerning Parent and Merger Sub that is required by the Exchange Act to be set forth in the Schedule 14D-9.  Each of the Company, Parent and Merger Sub shall promptly correct any information provided by it for use in the Schedule 14D-9, if and to the extent that such information shall have become false or misleading in any material respect, and the Company shall take all steps necessary to amend or supplement the Schedule 14D-9 and to cause the Schedule 14D-9, as so amended or supplemented, to be filed with the SEC and disseminated to the holders of Common Stock, in each case as and to the extent required by applicable federal securities Laws.  The Company shall promptly notify Parent upon the receipt of any comments from the SEC or any request from the SEC for amendments or supplements to the Schedule 14D-9, and shall provide Parent with copies of all correspondence between the Company and its Representatives, on the one hand, and the SEC, on the other hand.  The Company shall use its reasonable best efforts to respond as promptly as reasonably practicable to any comments of the SEC with respect to the Schedule 14D-9.  Prior to the filing of the Schedule 14D-9 (or any amendment or supplement thereto) or the dissemination thereof to the stockholders of the Company, or responding to any comments of the SEC with respect thereto, the Company shall provide Parent a reasonable opportunity to review and to propose comments such document or response.  Unless a Change of Recommendation has been made in accordance with Section 5.4, the Company hereby consents to the inclusion in the Offer Documents of the recommendation of the Company Board contained in the Schedule 14D-9.

(b)           In connection with the Offer and the Merger, the Company shall cause its transfer agent to promptly (and in any event within five (5) Business Days after the date of execution of this Agreement by all parties hereto) furnish Parent and Merger Sub with mailing labels containing the names and addresses of the record holders of Common Stock as of the most recent practicable date of those persons becoming record holders subsequent to such date, together with copies of all lists of stockholders, security position listings, computer files and all other information in the Company’s possession or control regarding the beneficial owners of Common Stock, and shall furnish to Merger Sub such information (including updated lists of stockholders, security position listings and computer files) as Parent may reasonably request in connection with communicating the Offer to the Company’s stockholders.  Parent and Merger Sub shall keep confidential and not disclose the information contained in any such labels, lists, listings and files, in each case as required by the Confidentiality Agreement, shall use such information only in connection with the Offer and the Merger and, if this Agreement shall be terminated, shall, upon request, deliver to the Company or destroy all copies of such information then in their possession or control in accordance with the Confidentiality Agreement.  In addition, in connection with the Offer, the Company shall cooperate with Parent and Merger Sub to disseminate the Offer Documents to holders of shares of Common Stock held in, or subject to, any Company Benefit Plan and, to the extent provided for in any such Company Benefit Plan, to permit such holders of shares to tender shares of Common Stock in the Offer.

Section 1.3           Directors.  Upon the Offer Closing and all times thereafter, subject to compliance with applicable Laws and the applicable rules of NASDAQ, Merger Sub shall be entitled to elect or designate such number of directors, rounded up to the next whole number, on the Company Board as is equal to the product of (i) the total number of directors on the Company Board (after giving effect to the directors elected or designated by Merger Sub pursuant to this sentence) multiplied by (ii) the percentage that the aggregate number of shares of Common Stock beneficially owned by Parent, Merger Sub and any of their Subsidiaries bears to the total number of shares of Common Stock then outstanding.  As used in this Agreement, the term “beneficial ownership” (and its correlative terms) shall have the meaning assigned to such term in Rule 13d-3 under the Exchange Act.  The Company and the Company Board shall, upon Merger Sub’s request at any time following the Offer Closing, take all such actions necessary to (A) appoint to the Company Board the individuals designated by Merger Sub and permitted to be so designated by the first sentence of this Section 1.3, including promptly filling vacancies or newly created directorships on the Company Board, promptly increasing the size of the Company Board (including by amending the bylaws of the Company if necessary so as to increase the size of the Company Board) and/or promptly securing the resignations of such number of its incumbent directors as are necessary or desirable to enable Merger Sub’s designees to be so elected or designated to the Company Board, and (B) cause Merger Sub’s designees to be so appointed at such time.  The Company shall, upon Merger Sub’s request following the Offer Closing, also cause Persons elected or designated by Merger Sub to constitute the same percentage (rounded up to the next whole number) as is on the Company Board of each committee of the Company Board to the extent permitted by applicable Laws and the rules of NASDAQ.  From and after the Offer Closing, the Company shall, at Parent’s request, take all action necessary to elect to be treated as a “controlled company” as defined in the rules of NASDAQ and make all necessary filings and disclosures associated with such status.  The Company’s obligations under this Section 1.3 shall be subject to Section 14(f) of the Exchange Act and Rule 14f-l promulgated thereunder.  The Company shall promptly upon execution of this Agreement take all actions required pursuant to Section 14(f) of the Exchange Act and Rule 14f-l in order to fulfill its obligations under this Section 1.3, including mailing to stockholders (together with the Schedule 14D-9) the information required by Section 14(f) of the Exchange Act and Rule 14f-l as is necessary to enable Merger Sub’s designees to be elected or designated to the Company Board.  Merger Sub shall supply the Company with, and be solely responsible for, information with respect to Merger Sub’s designees and Parent’s and Merger Sub’s respective officers, directors and Affiliates to the extent required by Section 14(f) of the Exchange Act and Rule 14f-l.

Section 1.4            The Merger.  On the terms and subject to the conditions set forth in this Agreement, and in accordance with the DGCL, at the Effective Time, Merger Sub will merge with and into the Company, the separate corporate existence of Merger Sub will cease and the Company will continue its corporate existence under the DGCL as the surviving corporation in the Merger (the “Surviving Corporation”).  The Merger shall be governed by Section 251(h) of the DGCL.

Section 1.5            Closing.  Subject to the satisfaction or, if permissible, waiver of the conditions set forth in Article VI, the closing of the Merger (the “Merger Closing”) will take place at 9:00 a.m. (Eastern time) as promptly as practicable following the Offer Closing, subject to the satisfaction or waiver of the conditions set forth in Article VI (other than those conditions that by their terms are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions) at the offices of Dechert LLP, 2929 Arch Street, Philadelphia, PA 19104, or at such other place, time and date as shall be agreed in writing by the parties (such date being the “Merger Closing Date”).

Section 1.6            Effective Time.  Concurrently with the Merger Closing, the Company, Parent and Merger Sub shall cause a certificate of merger or certificate of ownership and merger, as the case may be (the “Certificate of Merger”), with respect to the Merger to be executed and filed with the Secretary of State of the State of Delaware as provided under the DGCL. The Merger shall become effective on the date and time at which the Certificate of Merger has been duly filed with the Secretary of State of the State of Delaware or at such other date and time as is agreed between the parties and specified in the Certificate of Merger (such date and time being hereinafter referred to as the “Effective Time”).

Section 1.7            Effects of the Merger.  At and after the Effective Time, the Merger shall have the effects set forth in this Agreement and the applicable provisions of the DGCL.

Section 1.8            Certificate of Incorporation and Bylaws of the Surviving Corporation.  At the Effective Time, the certificate of incorporation and the bylaws of the Surviving Corporation shall be amended and restated to be in the form of the certificate of incorporation and bylaws of Merger Sub immediately prior to the Effective Time, except that (a) all references therein to Merger Sub shall be automatically amended and shall become references to the Surviving Corporation, (b) the provisions of the certificate of incorporation of Merger Sub relating to the incorporator of Merger Sub shall be omitted and (c) changes necessary so that they shall be in compliance with Section 5.10 shall have been made, and as so amended shall be the certificate of incorporation (the “Charter”) and bylaws (the “Bylaws”) of the Surviving Corporation until thereafter amended as provided therein or by applicable Law (and subject to Section 5.10).

Section 1.9            Directors of the Surviving Corporation.  The directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation and shall hold office until their respective successors are duly elected and qualified, or their earlier death, incapacitation, retirement, resignation or removal, in accordance with the Charter and Bylaws.

Section 1.10          Officers of the Surviving Corporation.  The officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation and shall hold office until their respective successors are duly elected and qualified, or their earlier death, incapacitation, retirement, resignation or removal, in accordance with the Charter and Bylaws.

ARTICLE II

CONVERSION OF SHARES; EXCHANGE OF CERTIFICATES

Section 2.1            Effect on Capital Stock.  At the Effective Time, by virtue of the Merger and without any action on the part of the Company, Parent, Merger Sub or the holders of any securities of the Company or Merger Sub:

(a)           Conversion of Common Stock.  Except as otherwise provided in Section 2.1(b), each share of Common Stock issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares) shall be converted into the right to receive the Offer Price in cash, without interest (the “Merger Consideration”). Each share of Common Stock to be converted into the right to receive the Merger Consideration as provided in this Section 2.1(a) shall be automatically canceled and shall cease to exist, and the holders of stock certificates representing Common Stock (the “Certificates”) or book-entry shares (“Book-Entry Shares”) which immediately prior to the Effective Time represented such Common Stock shall cease to have any rights with respect to such Common Stock other than the right to receive, upon surrender of such Certificates or Book-Entry Shares in accordance with Section 2.2, the Merger Consideration.

(b)           Treasury Shares; Parent and Merger Sub Owned Shares.  Each share of Common Stock held by the Company as treasury stock or held by Parent or Merger Sub immediately prior to the Effective Time shall automatically be canceled and shall cease to exist, and no consideration or payment shall be delivered in exchange therefor or in respect thereof.

(c)           Conversion of Merger Sub Common Stock.  Each share of common stock, par value $0.01 per share, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and become one validly issued, fully paid and nonassessable share of common stock, par value $0.01 per share, of the Surviving Corporation and shall constitute the only outstanding shares of capital stock of the Surviving Corporation.

(d)           Adjustments.  Without limiting the other provisions of this Agreement, if at any time during the period between the date of this Agreement and the Effective Time, any change in the number of outstanding shares of Common Stock shall occur as a result of a reclassification, recapitalization, stock split (including a reverse stock split), or combination, exchange or readjustment of shares, or any stock dividend or stock distribution (including any dividend or distribution of securities convertible into Common Stock) with a record date during such period, the Offer Price and Merger Consideration shall be equitably adjusted to reflect such change and such adjustment shall provide the Company’s stockholders the same economic effect as contemplated by this Agreement prior to such action

(e)           Dissenters’ Rights.  Notwithstanding Section 2.1(a), to the extent that holders thereof are entitled to appraisal rights under Section 262 of the DGCL, shares of Common Stock issued and outstanding immediately prior to the Effective Time and held by a holder who has properly exercised and perfected his or her demand for appraisal rights under Section 262 of the DGCL (the “Dissenting Shares”) shall not be converted into the right to receive the Merger Consideration, but the holders of such Dissenting Shares shall be entitled to receive such consideration as shall be determined pursuant to Section 262 of the DGCL; provided, however, that if any such holder shall have failed to perfect or shall have effectively withdrawn or lost his or her right to appraisal and payment under the DGCL, or a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 262 of the DGCL, such holder’s shares of Common Stock shall thereupon be deemed to have been converted as of the Effective Time into the right to receive the Merger Consideration, without any interest thereon, and such shares shall not be deemed to be Dissenting Shares. The aggregate Merger Consideration shall be reduced, on a dollar for dollar basis, as if the holder of such Dissenting Shares had not been a stockholder on the Merger Closing Date. Any portion of the aggregate Merger Consideration made available to the Paying Agent pursuant to Section 2.2 to pay for Dissenting Shares will be returned to Parent upon demand. The Company shall give Parent (i) prompt notice of any written demands for appraisal or payment of the fair value of any shares of Common Stock, withdrawals of such demands and any other instruments served pursuant to the DGCL and received by the Company relating to stockholders’ rights of appraisal and (ii) the opportunity to direct all negotiations and proceedings with respect to demands for appraisal under the DGCL and the Company shall not voluntarily, without the prior written consent of Parent, make any payment with respect to, settle or offer to settle, any such demands.

Section 2.2            Exchange of Certificates.

(a)           Exchange Fund.  Prior to or at the Effective Time, Parent shall deposit, or shall cause to be deposited, with a U.S. bank or trust company that shall be appointed by Parent (and reasonably satisfactory to the Company) to act as a paying agent hereunder (the “Paying Agent”), in trust for the benefit of holders of the Common Stock, cash in U.S. dollars sufficient to pay the aggregate Merger Consideration in exchange for all of the shares of Common Stock issued and outstanding immediately prior to the Effective Time (other than the Dissenting Shares), payable upon due surrender of Certificates or Book-Entry Shares pursuant to the provisions of this Article II (such cash in the aggregate being hereinafter referred to as the “Exchange Fund”).  In the event any Dissenting Shares cease to be Dissenting Shares, Parent shall deposit, or cause to be deposited, with the Paying Agent in the Exchange Fund, an amount equal to the product of (i) the Merger Consideration multiplied by (ii) the number of such formerly Dissenting Shares.  In the event the Exchange Fund shall be insufficient to make the payments contemplated by this Agreement, Parent shall, or shall cause Merger Sub or the Surviving Corporation to, promptly deposit additional funds with the Paying Agent in an amount sufficient to make such payments.  The Exchange Fund shall not be used for any purpose that is not expressly provided for in this Agreement.  The Exchange Fund shall be invested by the Paying Agent as reasonably directed by Parent; provided, however, that (i) any investment of such cash shall in all events be limited to direct short-term obligations of, or short-term obligations fully guaranteed as to principal and interest by, the U.S. government, in commercial paper rated A-1 or P-1 or better by Moody’s Investors Service, Inc. or Standard & Poor’s Corporation, respectively, or in deposit accounts, certificates of deposit, bank repurchase agreements or banker’s acceptances of commercial banks with capital exceeding $10 billion (based on the most recent financial statements of such bank that are then publicly available), or a combination of the foregoing, and (ii) no such investment or loss thereon shall affect the amounts payable to the former holders of shares of Common Stock pursuant to this Article II.

(b)           Payment Procedures.

(i)           As promptly as practicable following the Effective Time, the Surviving Corporation shall cause the Paying Agent to mail (and to make available for collection by hand) to each holder of record of a Certificate or Book-Entry Share that immediately prior to the Effective Time represented outstanding shares of Common Stock (i) a letter of transmittal, which shall specify that delivery shall be effected, and risk of loss and title to the Certificates or Book-Entry Shares, as applicable, shall pass, only upon proper delivery of the Certificates (or affidavits of loss together with any required bond or indemnity in lieu thereof) or Book-Entry Shares to the Paying Agent and which shall be in the form and have such other provisions as Parent and the Company may reasonably specify and (ii) instructions for use in effecting the surrender of the Certificates or Book-Entry Shares in exchange for the Merger Consideration into which the number of shares of Common Stock previously represented by such Certificate or Book-Entry Share shall have been converted pursuant to this Agreement.  Parent shall require the paying agent agreement to provide that the Paying Agent deliver such letter of transmittal and instructions not later than five (5) Business Days after the Effective Time.  Upon surrender of Certificates (or effective affidavits of loss together with any required bond or indemnity in lieu thereof) to the Paying Agent, including by the entry through a book-entry transfer agent of the surrender of any Shares held in book entry on a book-entry statement, together with such letter of transmittal, duly completed and validly executed in accordance with the instructions thereto, and such other documents as may customarily and reasonably be required by the Paying Agent, the holder of such Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Shares shall be entitled to receive from the Exchange Fund in exchange therefor an amount in cash equal to the product of (A) the number of shares of Common Stock represented by such holder’s properly surrendered Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Shares and (B) the Merger Consideration (less any applicable withholding Taxes).  No interest will be paid or accrued on any amount payable upon due surrender of Certificates (or effective affidavits of loss in lieu thereof) or Book-Entry Shares.  In the event of a transfer of ownership of shares of Common Stock that is not registered in the transfer records of the Company, payment upon due surrender of the Certificate may be paid to such a transferee if the Certificate formerly representing such shares of Common Stock is presented to the Paying Agent, accompanied by all documents required to evidence and effect such transfer and to evidence that any applicable stock transfer and other applicable Taxes have been paid or are not applicable.  The Merger Consideration, paid in full (less any applicable withholding Taxes) with respect to any share of Common Stock in accordance with the terms hereof, shall be deemed to have been paid in full satisfaction of all rights pertaining to such shares of Common Stock.

(ii)           The Paying Agent, the Company and its Subsidiaries, Parent and Merger Sub, as applicable, shall be entitled to deduct and withhold from any amounts otherwise payable under this Agreement such amounts as are required to be withheld or deducted under the Internal Revenue Code of 1986 (the “Code”), and the regulations promulgated thereunder, or any provision of state, local or foreign Tax Law with respect to the making of such payment.  To the extent that amounts are so deducted or withheld, such deducted or withheld amounts (A) shall be remitted by the applicable entity to the appropriate Governmental Entity and (B) shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction or withholding was made.  The parties hereto agree to cooperate in good faith in requesting and providing any information or documentation allowing for the reduction or elimination of any such deduction and withholding.

(c)           Closing of Transfer Books.  At the Effective Time, the stock transfer books of the Company shall be closed, and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of Common Stock that were outstanding immediately prior to the Effective Time.  If, after the Effective Time, Certificates or Book-Entry Shares are presented to the Surviving Corporation or Parent for transfer, the holder of any such Certificates or Book-Entry Shares shall be given a copy of the letter of transmittal referred to in Section 2.2(b) and instructed to comply with the instructions in that letter of transmittal in order to receive the cash to which such holder is entitled pursuant to this Article II.

(d)           Termination of Exchange Fund.  Any portion of the Exchange Fund (including the proceeds of any investments thereof) that remains undistributed to the former holders of shares of Common Stock on the first (1st) anniversary of the Closing Date shall be delivered to the Surviving Corporation upon its demand, and any former holders of shares of Common Stock who have not surrendered their Certificates (or effective affidavits of loss in lieu thereof) in accordance with this Section 2.2 shall thereafter look only to the Surviving Corporation for payment of their claim for the Merger Consideration upon due surrender of their Certificates (or effective affidavits of loss in lieu thereof), in each case subject to applicable abandoned property, escheat or similar Law.

(e)           No Liability.  Anything herein to the contrary notwithstanding, none of the Company, Parent, Merger Sub, the Surviving Corporation, the Paying Agent or any other Person shall be liable to any former holder of shares of Common Stock for any amount properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

(f)           Lost, Stolen or Destroyed Certificates.  In the case of any Certificate that has been lost, stolen or destroyed, upon the making of an affidavit of that fact by the Person claiming such Certificate to be lost, stolen or destroyed and, if required by the Paying Agent or the Surviving Corporation, the posting by such Person of a bond in reasonable and customary amount as indemnity against any claim that may be made against it with respect to such Certificate, the Paying Agent will issue in exchange for such lost, stolen or destroyed Certificate a check in the amount of the number of shares of Common Stock formerly represented by such lost, stolen or destroyed Certificate multiplied by the Merger Consideration (without interest and less any applicable withholding Taxes).

Section 2.3            Treatment of Company Options and Company Restricted Stock; ESPP.

(a)           Effective as of the Offer Closing, each Company Option that is outstanding and unvested immediately prior to the Offer Closing shall become fully vested and exercisable.  As of the Effective Time, each Company Option that is outstanding and unexercised immediately prior to the Effective Time shall be canceled without any action on the part of any holder of any Company Option in consideration for the right at the Effective Time to receive, as promptly as reasonably practicable following the Effective Time (and in all events, to the extent that the Company has provided reasonably required payment and withholding information to Parent, no later than the later of (i) seven (7) Business Days thereafter and (ii) the end of the first payroll period ending after the Effective Time), a cash payment (less required withholding Taxes and deductions) with respect thereto equal to the product of (A) the number of shares of Common Stock subject to such Company Option as of immediately prior to the Effective Time and (B) the excess, if any, of the Merger Consideration over the exercise price per share of Common Stock subject to such Company Option (the “Option Cash Payment,” and the sum of all such payments, the “Total Option Cash Payments”). As of the Effective Time, all Company Options shall no longer be outstanding and shall automatically terminate and cease to exist, and each holder of a Company Option shall cease to have any rights with respect thereto, except the right to receive the Option Cash Payment (if any) in respect thereof.

(b)           Effective as of the Offer Closing, each share of Company Restricted Stock shall become fully vested, and the restrictions thereon shall lapse.  All such vested shares of Company Restricted Stock shall be treated identically to all other shares of Common Stock with respect to the payment of Merger Consideration.

(c)           The Company shall take all actions necessary to ensure that (i) no offering period under the ESPP shall be commenced on or after the date of this Agreement, (ii) no new participants may join the offering period in existence under the ESPP on or after the date of this Agreement and (iii) no participant may increase the amount of his or her salary deferrals with respect to such offering period.  In the event that the offering period under the ESPP in effect as of the date of this Agreement has not ended on the date immediately preceding the Effective Time, then the ESPP and such offering period shall be terminated as of the day immediately preceding the Effective Time, and all participant contributions then in the ESPP shall be used to purchase shares of Common Stock on such date in accordance with the terms of the ESPP as if such date was the last day of such offering period.  As of the Effective Time, all shares of Common Stock purchased under the ESPP shall be treated identically to all other shares of Common Stock with respect to the payment of the Merger Consideration as set forth in Section 2.1(a), and the Company shall cause the ESPP to terminate.

(d)           Prior to the Effective Time, the Company shall (i) provide optionees with notice of their opportunity to exercise their Company Options if such notice is required by the applicable plan or award agreement, (ii) provide participants in the current offering period under the ESPP with notice of their opportunity to terminate their outstanding purchase rights prior to the Effective Time as may be required by the ESPP and (iii) adopt such resolutions and take all other such actions as may reasonably be necessary in its discretion to effectuate the foregoing provisions of this Section 2.3.  The Company shall ensure, prior to the Effective Time, that following the Effective Time, no current or former participant in any Company Stock Plan or Company Benefit Plan shall have any right thereunder to acquire any capital stock of the Company, the Surviving Corporation or their Subsidiaries or any other equity interest therein (including any phantom stock, stock appreciation rights or performance units).

(e)           All amounts payable pursuant to this Section 2.3 shall be paid without interest.  When any payment pursuant to Section 2.3(a) (in respect of Company Options) or pursuant to Section 2.3(b) (in respect of Company Restricted Stock), in each case to employees of the Company or its Subsidiaries, becomes payable, any such payment shall first be made to the regular payroll account of the Company, and the Company or the Surviving Corporation, as applicable, shall pay to the applicable recipient of such payment such amount less any Taxes required to be withheld in full payment thereon.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to Parent and Merger Sub as set forth in this Article III; provided that such representations and warranties by the Company are qualified in their entirety by reference to the disclosure (i) in the Company SEC Documents filed on or furnished to the SEC prior to the date of this Agreement (without giving effect to any amendment or supplement to any such Company SEC Documents filed on or after the date of this Agreement and excluding statements in any “Risk Factors” sections and any disclosure of risks included in any “forward-looking statements” disclaimer) and/or (ii) set forth in the disclosure letter delivered by the Company to Parent immediately prior to the execution of this Agreement (the “Company Disclosure Letter”).  Each disclosure set forth in the Company Disclosure Letter or such Company SEC Documents shall qualify or modify each of the representations and warranties set forth in this Article III to the extent the applicability of the disclosure to such representation and warranty is reasonably apparent from the text of the disclosure made and, notwithstanding anything in this Agreement to the contrary, the inclusion of an item in the Company Disclosure Letter as an exception to a representation or warranty will not be deemed an admission that such item represents a material exception or material fact, event or circumstance (or that such item has had, or would reasonably be expected to result in, a Company Material Adverse Effect).

Section 3.1                      Organization and Qualification; Subsidiaries.

(a)           The Company is a corporation duly incorporated, validly existing and in good standing under the Laws of the State of Delaware.  The Company has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing (where applicable as a legal concept) as a foreign corporation or other relevant legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where any such failure to be so qualified or in good standing would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect.  Each of the Company’s Subsidiaries is a legal entity duly organized, validly existing and in good standing (where applicable as a legal concept) under the Laws of the jurisdiction of its organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing (where applicable as a legal concept) as a foreign corporation or other relevant legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where any failure to be so organized, existing, in good standing or qualified, or to have such power or authority would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect.

(b)           Section 3.1(b) of the Company Disclosure Letter sets forth a true and complete list of each Subsidiary of the Company as of the date hereof, each such Subsidiary’s jurisdiction of incorporation, organization or formation and its authorized, issued and outstanding shares or units of equity interests (including limited liability company interests), if any, that are not owned by the Company or a Subsidiary.  Except as set forth on Section 3.1(b) of the Company Disclosure Letter, all of the outstanding shares or units of equity interests (including limited liability company interests) are owned directly or indirectly by the Company or a wholly owned Subsidiary of the Company free and clear of all Liens, except for such transfer restrictions of general applicability as may be provided under the Securities Act and other applicable securities laws.

(c)           Except as set forth on Section 3.1(c) of the Company Disclosure Letter, the Company does not hold, directly or indirectly, any shares or other equity interest in any other Person other than its Subsidiaries.

(d)           The Company has made available to Parent complete, true and correct copies of the certificate of incorporation and bylaws of the Company, in each case as amended to the date of this Agreement (the “Company Charter Documents”).

Section 3.2            Capital Stock.

(a)           The authorized share capital of the Company consists of 40,000,000 shares of Common Stock and 1,000,000 shares of preferred stock, par value $0.01 per share (the “Preferred Stock”).  As of January 8, 2015, there were (i) 12,913,186 shares of Common Stock issued and outstanding (including 161,748 shares of Company Restricted Stock), (ii) no shares of Preferred Stock issued and outstanding, (iii) no shares of Common Stock were held by the Company in its treasury, and (iv) 758,104 shares of Common Stock reserved for future issuance under the Company Stock Plans (including 11,727 shares of Common Stock issuable upon exercise of outstanding Company Options).  The number of shares of Common Stock that could be acquired with accumulated payroll deductions under the ESPP at the close of business on February 27, 2015 (assuming (A) the market price of a share of Common Stock as of the close of business on such date is equal to the Merger Consideration, (B) such date represents the last day of the current offering period and (C) payroll deductions continue at the current rate) will not exceed 1,000 shares.  All outstanding shares of Common Stock are duly authorized, validly issued, fully paid and nonassessable, and are not subject to and were not issued in violation of any preemptive or similar right, purchase option, call or right of first refusal or similar right.  Upon the issuance of any shares of Common Stock in accordance with the terms of the Company Stock Plans, such shares of Common Stock will be duly authorized, validly issued, fully paid and nonassessable.  No Subsidiary of the Company owns any shares of capital stock of the Company.

(b)           Except as set forth in subsection (a) above, the Company does not have any shares of its capital stock or other voting securities issued or outstanding, other than shares of Common Stock that have become outstanding pursuant to the exercise of Company Options or the exercise of purchase rights under the ESPP after January 8, 2015, which were reserved for issuance as of such date as set forth in subsection (a) above.

(c)           Except as set forth in subsection (a) above, there are no outstanding subscriptions, options, warrants, calls, rights, profits interests, stock appreciation rights, phantom stock, convertible securities or other similar rights, agreements, arrangements, undertakings or commitments of any kind to which the Company or any of the Company’s

Subsidiaries is a party or by which any of them is bound obligating the Company or any of the Company’s Subsidiaries to (i) issue, transfer or sell any shares of capital stock or other equity interests of the Company or any Subsidiary of the Company or securities convertible into or exchangeable for such shares or equity interests, (ii) grant, extend or enter into any such subscriptions, options, warrants, calls, rights, profits interests, stock appreciation rights, phantom stock, convertible securities or other similar rights, agreements, arrangements, undertakings or commitments or (iii) redeem, repurchase or otherwise acquire any such shares of capital stock or other equity interests.

(d)           Neither the Company nor any of its Subsidiaries has outstanding bonds, debentures, notes or other obligations, the holders of which have the right to vote (or which are convertible into or exercisable for securities having the right to vote) with the stockholders of the Company on any matter.

(e)           There are no voting agreements, voting trusts, stockholders agreements, proxies or other agreements or understandings to which the Company or any of its Subsidiaries is a party with respect to the voting of the capital stock or other equity interest of, restricting the transfer of, or providing for registration rights with respect to, the Company or any of its Subsidiaries.

(f)           With respect to the Company Options and Company Restricted Stock (collectively, the “Company Equity Awards”), each Company Equity Award was granted in material compliance with the terms of the applicable Company Stock Plan, the Exchange Act and all other applicable Laws and regulatory rules or requirements, including the rules of NASDAQ and any other exchange on which Company securities are traded.  The Company has not knowingly granted, and there is no and has been no policy or practice of the Company of granting, Company Options prior to, or otherwise coordinating the grant of Company Options with, the release or other public announcement of material information regarding the Company or its Subsidiaries or their results of operations or prospects.  Each Company Equity Award may, by its terms, be treated in accordance with Section 2.3.  Section 3.2(f) of the Company Disclosure Letter sets forth, with respect to each Company Equity Award, (A) the name of each holder of such Company Equity Award and an indication of whether such holder is a current or former employee, director or consultant of the Company or its Subsidiaries, (B) the date each such Company Equity Award was granted, (C) the number of shares of Common Stock subject to each such Company Option and the number of shares of Company Restricted Stock issued, as applicable, (D) the expiration date of each such Company Equity Award (if applicable), (E) the exercise price of each such Company Option, (F) the Company Stock Plan under which each such Company Equity Award was granted, and (G) with respect to each such share of Company Restricted Stock, whether or not the holder of such share of Company Restricted Stock has made a valid election pursuant to Section 83(b) of the Code.

Section 3.3            Corporate Authority and Approval.

(a)           The Company has all necessary corporate power and authority to execute and deliver this Agreement and, assuming the transactions contemplated by this Agreement are consummated in accordance with Section 251(h) of the DGCL, to perform its obligations hereunder and to consummate the Transactions.  The execution and delivery of and performance by the Company under this Agreement and the consummation by the Company of the Transactions have been duly and validly authorized by all necessary corporate action on the part of the Company and, assuming the transactions contemplated by this Agreement are consummated in accordance with Section 251(h) of the DGCL, no other corporate action on the part of the Company is necessary to authorize the execution and delivery of and performance by the Company under this Agreement and the consummation by the Company of the Transactions.  The Company Board, at a meeting duly called and held, unanimously adopted resolutions (i) approving and declaring advisable this Agreement and the Transactions, (ii) declaring that it is in the best interests of the stockholders of the Company that the Company enter into this Agreement and consummate the Transactions on the terms and subject to the conditions set forth in this Agreement, (iii) declaring that the terms of the Offer and Merger are fair to the Company and the Company’s stockholders and (iv) recommending that the stockholders of the Company accept the Offer and tender their shares of Common Stock to Merger Sub in the Offer, which resolutions have not been rescinded, modified or withdrawn in any way other than a rescission, modification or withdrawal made after the date hereof and prior to the Offer Closing in accordance with Section 5.4.  Except as provided in this Section 3.3(a), no other corporate proceedings on the part of the Company are necessary to authorize the execution and delivery of this Agreement or to consummate the Transactions (other than the filing of the Certificate of Merger with the Secretary of State of the State of Delaware).

(b)           This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, this Agreement constitutes a legal, valid and binding obligation of the Company, enforceable against the Company in accordance with its terms (except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditor’s rights, and to general equitable principles).

Section 3.4            No Conflict; Consents and Approvals.

(a)           The execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the Transactions do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to any Governmental Entity, other than (i) the filing with the Secretary of State of the State of Delaware of the Certificate of Merger as required by the DGCL, (ii) the filing of the pre-merger notification report under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”), and any foreign antitrust filings that the Company and Parent determine are required to be filed (and any actions or nonactions, waivers, consents, clearances or approvals by a Governmental Entity, or expirations or terminations of waiting periods, required in connection with the foregoing), (iii) compliance with the applicable requirements of the Exchange Act, including the filing of the Schedule 14D-9 with the SEC, (iv) compliance with the rules and regulations of NASDAQ, (v) compliance with any applicable foreign or state securities or blue sky laws and (vi) the other consents and/or notices set forth on Section 3.4(a) of the Company Disclosure Letter (collectively, clauses (i) through (vi), the “Company Approvals”), and other than any consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect.

(b)           Except as set forth on Section 3.4(b) of the Company Disclosure Letter, the execution and delivery of this Agreement by the Company, the consummation by the Company of the Transactions, and the compliance by the Company and its subsidiaries with any of the provisions of this Agreement will not (i) conflict with, or breach any provision of, the organizational or governing documents of the Company or any of its Subsidiaries, (ii) violate any Law binding upon or applicable to the Company or any of its Significant Subsidiaries or any of their respective properties or assets, or (iii) result in any violation of, or default (with or without notice, lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a benefit under any Contract, other than, in the case of clauses (ii) and (iii), any such violation, conflict, default, termination, cancellation, acceleration, right or loss that would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect.

Section 3.5            Reports and Financial Statements.

(a)           The Company has filed or furnished all registration statements, proxy statements, forms, documents and reports required to be filed or furnished prior to the date hereof by it with the SEC on a timely basis since October 1, 2012 (together with any documents so filed or furnished during such period on a voluntary basis, in each case as may have been amended since their filing, the “Company SEC Documents”).  Each of the Company SEC Documents complied as to form in all material respects with the applicable requirements of the Securities Act, the Exchange Act and the Sarbanes-Oxley Act, as the case may be, and the applicable rules and regulations promulgated thereunder.  As of the date filed or furnished with the SEC, none of the Company SEC Documents (including information incorporated by reference) contained any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they were made, not misleading.  The Company has made available to Parent all correspondence with the SEC since October 1, 2012 and, as of the date of this Agreement, there are no outstanding or unresolved comments from the SEC with respect to any of the Company SEC Documents.

(b)           The consolidated financial statements (including all related notes and schedules) of the Company included or incorporated by reference in the Company SEC Documents (i) complied as to form in all material respects with the published rules and regulations of the SEC (including all applicable accounting rules) and (ii) fairly present in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries, as at such date, and the consolidated results of operations, consolidated statements of stockholders’ equity and consolidated cash flows for such period and (iii) were prepared in conformity with GAAP applied on a consistent basis during the periods referred to therein (except as may be indicated therein or in the notes thereto).

Section 3.6            Internal Controls and Procedures.

(a)           The Company has designed and maintained “disclosure controls and procedures” and “internal controls over financial reporting” (as such terms are defined in paragraphs (e) and (f), respectively, of Rule 13a-15 under the Exchange Act) as required by Rule 13a-15 under the Exchange Act and as reasonably necessary to permit preparation of financial statements in conformity with GAAP.  The Company’s disclosure controls and procedures are reasonably designed to ensure that all material information required to be disclosed by the Company in the reports that it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC, and that all such material information is accumulated and communicated to the Company’s principal executive officer and principal financial officer by others in the Company or its Subsidiaries to allow timely decisions regarding required disclosure and to make the certifications required pursuant to Sections 302 and 906 of the Sarbanes-Oxley Act.

(b)           The Company has disclosed, based on its most recent evaluation prior to the date hereof, to the Company’s outside auditors and the audit committee of the Company Board

(and made summaries of such disclosure available to Parent): (i) any significant deficiencies and material weaknesses in the design or operation of internal controls over financial reporting which are reasonably likely to adversely affect the Company’s ability to record, process, summarize and report financial information and (ii) any fraud, whether or not material, that involves management or other employees who have a significant role in the Company’s internal controls over financial reporting.  Each of the Company and its Subsidiaries has substantially addressed any such deficiency, material weakness or fraud.

(c)           Each of the principal executive officer and the principal financial officer of the Company (or each former principal executive officer and each former principal financial officer of the Company, as applicable) has made all certifications required by Rule 13a-14 or 15d-14 under the Exchange Act and Sections 302 and 906 of the Sarbanes-Oxley Act and the rules and regulations of the SEC promulgated thereunder with respect to the Company SEC Documents, and the statements contained in such certifications were true and correct on the date such certifications were made. For purposes of this Section 3.6(c) “principal executive officer” and “principal financial officer” shall have the meanings given to such terms in the Sarbanes-Oxley Act and the rules and regulations of the SEC promulgated thereunder.  Neither the Company nor any of its Subsidiaries has any outstanding “extensions of credit” or has arranged any outstanding “extensions of credit” to directors or executive officers in violation of Section 402 of the Sarbanes-Oxley Act and the rules and regulations of the SEC promulgated thereunder.

(d)           Except for matters resolved prior to the date hereof, since October 1, 2012, (i) none of the Company or any of its Subsidiaries nor, to the Knowledge of the Company, any of their respective directors, officers, employees, auditors, accountants or other Representatives has received or otherwise had or obtained knowledge of any material complaint, allegation, assertion or claim, whether written or oral, regarding the accounting or auditing practices, procedures, methodologies or methods of the Company, its Subsidiaries or their respective internal accounting controls, including any material complaint, allegation, assertion or claim that the Company or any of its Subsidiaries has engaged in questionable accounting or auditing practices and (ii) no attorney representing the Company or any of its Subsidiaries, whether or not employed by the Company or any of its Subsidiaries, has reported evidence of a material violation of securities Laws, breach of fiduciary duty or similar violation by the Company, its Subsidiaries or any of their respective officers, directors, employees or agents to the Company Board or any committee thereof or to the chief executive officer or general counsel of the Company in accordance with Section 307 of the Sarbanes-Oxley Act and the rules and regulations of the SEC promulgated thereunder.

Section 3.7            No Undisclosed Liabilities.  Except (a) as disclosed, reflected or reserved against in the audited consolidated balance sheet of the Company and its Subsidiaries as of September 30, 2014 (or the notes thereto) included in the Annual Report on Form 10-K filed by the Company prior to the date of this Agreement, (b) for liabilities and obligations incurred pursuant to this Agreement, (c) for liabilities and obligations incurred in the ordinary course of business consistent with past practice since the date of such balance sheet and (d) for liabilities or obligations that have been discharged or paid in full, neither the Company nor any Subsidiary of the Company has any liabilities or obligations of any nature, whether or not accrued, contingent or otherwise, that would be required by GAAP to be reflected on a consolidated balance sheet (or the notes thereto) of the Company and its Subsidiaries, other than those which, individually or in the aggregate, are not material to the Company and its Subsidiaries, taken as a whole.

Section 3.8            Absence of Certain Changes or Events.  Except as set forth on Section 3.8 of the Company Disclosure Letter, since September 30, 2014 through the date hereof, (i) the Company has conducted its business in all material respects in the ordinary course, except in connection with this Agreement and the transactions contemplated herein, (ii) none of the Company or its Subsidiaries have taken any action that, if taken after the date of this Agreement, would result in a breach of any of the covenants set forth in clauses (v), (viii) through (xiii), (xv) and (xvii) of Section 5.1(b) and (iii) there has not occurred any change, event or occurrence that has had, or would reasonably be expected to have, a Company Material Adverse Effect.

Section 3.9            Compliance with Law; Permits.

(a)           The Company and its Subsidiaries are, and since October 1, 2011 have been, in compliance with all Laws affecting the Company’s business, except where such non-compliance would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect.  This Section 3.9(a) shall not apply with respect to environmental matters, employee benefit matters, labor matters, Tax matters or Intellectual Property matters, those being addressed in Sections 3.10, 3.11, 3.14, 3.15 and 3.16, respectively.

(b)           The Company and its Subsidiaries are in possession of, and since October 1, 2011 have been in compliance with, all franchises, grants, authorizations, licenses, permits, easements, variances, exceptions, consents, certificates, registrations, approvals and orders of any Governmental Entity (the “Company Permits”) necessary for the Company and its Subsidiaries to own, lease and operate their properties and assets and to carry on their businesses as they are now being conducted, except where the failure to have any of the Company Permits would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect.  All Company Permits are in full force and effect, no default (with or without notice, lapse of time, or both) has occurred under any such Company Permit, and none of the Company or its Subsidiaries has received any written notice from any Governmental Entity threatening to suspend, revoke, withdraw, modify or decline to renew any such Company Permit, in each case, except as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect.

Section 3.10          Environmental Matters.

(a)           Except as set forth on Section 3.10 of the Company Disclosure Letter or as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect, (i) the Company and its Subsidiaries are in compliance with all applicable Environmental Laws, (ii) since October 1, 2011, neither the Company nor any of its Subsidiaries has received any written notices or demand letters from any federal, state, local or foreign Governmental Entity alleging that the Company or any of its Subsidiaries is in violation of or has any liability under any Environmental Law since October 1, 2011 or that otherwise remains unresolved, (iii) to the Knowledge of the Company, no capital or other expenditures are required for the Company’s or its Subsidiaries’ operations to maintain or achieve compliance with existing Environmental Laws or Company Permits relating to Environmental Laws (including with respect to maintaining, installing or upgrading pollution controls or maintaining or closing any waste impoundments), (iv) there are no actions, suits, claims, inquiries, investigations or proceedings pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, and there are no material orders, judgments or decrees of, or before, any Governmental Entity with respect to the Company or any of its Subsidiaries, arising under Environmental Law, (v) to the Knowledge of the Company, there has been no Release of, or exposure to, any Hazardous Substance in violation of or that would reasonably be expected to give rise to liability of or claim (including any toxic tort claim) against the Company or any of its Subsidiaries under any applicable Environmental Law, (vi) neither the Company nor any of its Subsidiaries has assumed, either contractually or by operation of Law, any liabilities or obligations of any other Person that would reasonably be expected to form the basis of any claim (including any toxic tort claim) against the Company or any of its Subsidiaries relating to Environmental Laws or Hazardous Substances, (vii) to the Knowledge of the Company, there are no underground or aboveground storage tanks or known or suspected asbestos containing materials on, at, under or about any property owned, operated or leased by the Company or any of its Subsidiaries and (viii) the Company has made available to Parent complete and correct copies of all environmental site assessments, environmental remedial, investigation and other environmental reports and environmental compliance audits relating to the Company or its Subsidiaries, or their respective properties or operations, in the Company or its Subsidiaries possession.

(b)           As used herein, “Environmental Law” means any Law relating to the protection of the environment, natural resources, endangered or threatened species or, as it relates to exposure to hazardous or toxic materials, human health and safety.

(c)           As used herein, “Hazardous Substance” means any substance listed, defined, designated or classified as hazardous or toxic, or otherwise regulated, under any Environmental Law, including petroleum or any derivative or byproduct thereof, asbestos, radioactive materials and wastes, dioxins and furans, mercury and other metals and polychlorinated biphenyls.

(d)           As used herein, “Release” means any actual or threatened release, spill, emission, leaking, dumping, injection, pouring, deposit, disposal, discharge, dispersal, leaching or migration into or through the environment or within any building, structure, facility or fixture.

Section 3.11            Employee Benefit Plans.

(a)           Section 3.11(a) of the Company Disclosure Letter lists all material Company Benefit Plans.  “Company Benefit Plans” means all compensation and/or benefit plans, programs, policies, agreements or arrangements, including any employee welfare plan within the meaning of Section 3(1) of the Employee Retirement Income Security Act of 1974 (“ERISA”) (whether or not subject to ERISA), any employee pension benefit plan within the meaning of Section 3(2) of ERISA (whether or not subject to ERISA) and any bonus, incentive, equity or equity related, deferred compensation, vacation, paid time off, stock purchase, stock option, loan, employment, consulting, retention, termination, severance, change of control or fringe benefit plan, program or agreement (other than any “multiemployer plan” within the meaning of Section 1004(a)(3) of ERISA (a “Multiemployer Plan”), in each case that are sponsored, maintained or contributed to, or required to be sponsored, maintained or contributed to, by the Company or any of its Subsidiaries or ERISA Affiliates for the benefit of current or former officers, employees, directors, independent contractors or consultants of the Company or its Subsidiaries (each, a “Participant”) or ERISA Affiliates.

(b)           The Company has made available to Parent true and complete copies of, as applicable, (i) each material Company Benefit Plan, including any amendment thereto (or, in the case of any such unwritten Company Benefit Plan, a written description thereof), including all equity plans covering the Company Equity Awards and the forms of all award agreements evidencing such Company Equity Awards, (ii) each trust, insurance, annuity or other funding contract related thereto, (iii) the most recent summary plan description and any summary of material modifications prepared for each Company Benefit Plan, (iv) the most recent financial statements and actuarial or other valuation reports prepared with respect thereto, (v) the most recent determination or opinion letter from the Internal Revenue Service (the “IRS”) and (vi) the most recent annual report on Form 5500 filed with the IRS with respect thereto.

(c)           Except as would not, individually or in the aggregate, be material to the Company and its Subsidiaries, taken as a whole:  (i) each Company Benefit Plan has been maintained and administered in compliance with its terms and with applicable Law, including ERISA and the Code to the extent applicable thereto and by timely accruing or reserving (if applicable) all contributions, premiums and other payments required to be made with respect to any such Company Benefit Plan and (ii) each of the Company and its Subsidiaries is in compliance with ERISA, the Code and all other Laws applicable to the Company Benefit Plans.

(d)           Each of the Company Benefit Plans intended to be “qualified” within the meaning of Section 401(a) of the Code (or qualified or registered under any comparable provision under applicable foreign Law) has received a favorable determination letter from the IRS or is entitled to rely upon a favorable advisory or opinion letter issued by the IRS (or any comparable Governmental Entity, if applicable in the jurisdiction of such plan), and to the Knowledge of the Company, no fact, development or event has occurred or exists since the date of such determination, advisory or opinion letter that would be reasonably likely to result in the loss of the qualified status of any such Company Benefit Plan.

(e)           Except as set forth in Section 3.11(e) of the Company Disclosure Letter, no Company Benefit Plan is (i) subject to Section 302 or Title IV of ERISA or Section 412 of the Code or is otherwise a “defined benefit plan” (as defined in Section 414 of the Code), (ii) a Multiemployer Plan, (iii) a “multiple employer plan” (as defined in Section 4063 or 4064 of ERISA) or (iv) a “multiple employer welfare arrangement” (as defined in Section 3(40) of ERISA).  Except as set forth in Section 3.11(e) of the Company Disclosure Letter, none of the Company, any of its Subsidiaries or any ERISA Affiliate has any actual or contingent liability with respect to any such plan described in this Section 3.11(e).

(f)           Except as set forth in Section 3.11(f) of the Company Disclosure Letter, no Company Benefit Plan provides medical or other welfare benefits with respect to Participants, or any spouse or dependent of any such person, beyond their retirement or other termination of service, other than coverage mandated by applicable Law, and no circumstances exist that would reasonably be expected to result in the Company or any of its Subsidiaries becoming obligated to provide such benefits.

(g)           Except as would not, individually or in the aggregate, be material to the Company and its Subsidiaries, taken as a whole, (i) there are no pending or, to the Knowledge of the Company, threatened claims (other than claims for benefits in the ordinary course of business) by, on behalf of or against any of the Company Benefit Plans and (ii) there are no audits, inquiries or proceedings pending or, to the Knowledge of the Company, threatened, by the IRS, Department of Labor or other Governmental Entity with respect to any Company Benefit Plan.

(h)           Except as provided in this Agreement or as required by applicable Law, neither the execution and delivery of this Agreement nor the consummation of the transactions contemplated by this Agreement will, either alone or in combination with another event, (i) entitle any Participant to any material compensation or benefit, (ii) accelerate the time of payment or vesting, trigger any payment or funding or increase the amount of benefits or compensation due to any Participant or (iii) result in any breach or violation of or default under, or limit the Company’s right to amend, modify or terminate, any Company Benefit Plan.

(i)           No Participant (i) is currently receiving any severance or separation pay from the Company or any of its Subsidiaries in an amount that is material to the Company and its Subsidiaries, taken as a whole, (ii) has received any loan from the Company or any of its Subsidiaries that has an outstanding balance that is material to the Company and its Subsidiaries, taken as a whole, (iii) has received or is reasonably expected to receive any payment or benefit from the Company or any of its Subsidiaries that would not be deductible by such entity as a result of Section 280G of the Code or (iv) is entitled to receive any gross-up, make-whole or other additional payment by reason of any Tax being imposed on such Person as a result of Section 409A or 4999 of the Code.

(j)           To the Knowledge of the Company, the per share exercise price of each Company Option was not less than the fair market value (within the meaning of Section 409A of the Code) of a share of Common Stock on the date on which such Company Option was granted.

(k)           All payments made or to be made or benefits granted or to be granted to any holder of Common Stock or other securities of the Company (each, a “Covered Securityholder”) pursuant to any employment, consulting, bonus, incentive or deferred compensation, equity or equity-based compensation, severance, change in control, retention, termination, pension, welfare or other compensation or benefit plan, program, policy, agreement or other arrangement of the Company or any Subsidiary, including each Company Benefit Plan, (i) have been or will be paid or granted as compensation for past services performed, future services to be performed, or future services to be refrained from performing (and matters incidental thereto) by the applicable Covered Securityholder and (ii) have not been and will not be calculated based on the number of shares of Common Stock tendered or to be tendered into the Offer by the applicable Covered Securityholder.  The compensation committee of the Company Board (the “Company Compensation Committee”) (A) has prior to the date of this Agreement duly and unanimously adopted resolutions approving as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) under the Exchange Act (an “Employment Compensation Arrangement”) (1) the Company Stock Plans, (2) the treatment of the Company Options, shares of Company Restricted Stock and outstanding rights under the ESPP in accordance with the terms of this Agreement, the Company Stock Plans and any other applicable Company Benefit Plan, (3) the terms of Sections 2.3, 5.5 and 5.10 of this Agreement and (4) each other Company Benefit Plan, in each case as in effect as of the date of this Agreement, which resolutions have not been rescinded, modified or withdrawn in any way and (B) has taken all other actions necessary to satisfy the requirements of the non-exclusive safe harbor under Rule 14d-10(d)(2) under the Exchange Act with respect to the foregoing arrangements and the transactions contemplated by this Agreement. The Company Compensation Committee is (or was, at each time it acted as described in this Section 3.11(k)) composed solely of “independent directors” within the meaning of Rule 14d-10(d)(1) of the Exchange Act.

Section 3.12              Investigations; Litigation.  (a) There is no material investigation or review pending (or, to the Knowledge of the Company, threatened) by any Governmental Entity with respect to the Company or any of the Company’s Subsidiaries and (b) there are no material actions, suits, claims, inquiries, investigations or proceedings (each, a “Proceeding”) pending (or, to the Knowledge of the Company, threatened) against the Company or any of the Company’s Subsidiaries, or any of their respective properties at law or in equity before, and there are no material orders, judgments or decrees of, or before, any Governmental Entity with respect to the Company or any of its Subsidiaries.

Section 3.13            Other Information.  None of the information supplied or to be supplied by or on behalf of the Company or any of its subsidiaries expressly for inclusion or incorporation by reference in the Offer Documents or the Schedule 14D-9 will, at the time such document is filed with the SEC, at any time such document is amended or supplemented or at the time such document is first published, sent, given or disseminated to the Company’s stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading.  At the time of the filing, at any time it is amended or supplemented and at the time of publication, distribution and dissemination to the Company’s stockholders, the Schedule 14D-9 will comply as to form in all material respects with the requirements of the Exchange Act.  For the avoidance of doubt, the Company makes no representation or warranty with respect to any information supplied by the Parent or Merger Sub or any of their respective Representatives for inclusion or incorporation by reference in the Schedule 14D-9

Section 3.14            Tax Matters.

(a)           (i) The Company and each of its Subsidiaries have prepared and timely filed (taking into account any extension of time within which to file) all material Tax Returns required to be filed by any of them and all such filed Tax Returns are true, complete and correct; (ii) all material Taxes due and payable by the Company or any of its Subsidiaries (whether or not shown as due on any Tax Return) have been paid on a timely basis, except, in the case of clauses (i) and (ii), with respect to matters contested in good faith and for which adequate reserves have been established in accordance with GAAP; (iii) as of the date of this Agreement, there are not pending or, to the Knowledge of the Company, threatened in writing, any audits, examinations, investigations or other proceedings in respect of Taxes of the Company or any of its Subsidiaries; (iv) there are no liens for Taxes upon any property of the Company or any of its Subsidiaries, except for Permitted Liens; (v) the Company has not been a “controlled corporation” or a “distributing corporation” in any distribution occurring during the two-year period ending on the date hereof that was purported or intended to be governed by Section 355 of the Code; (vi) neither the Company nor any of its Subsidiaries has received or applied for a Tax ruling from the U.S. Internal Revenue Service or entered into a “closing agreement” pursuant to Section 7121 of the Code (or any predecessor provision or any comparable provision of state, local or foreign Law) that will affect the Company or any of its Subsidiaries after the Closing; (vii) neither the Company nor any of its Subsidiaries is liable for any Taxes of any other Person (other than the Company and its Subsidiaries) pursuant to Treasury Regulation Section 1.1502-6 (or any comparable provision of state, local or foreign Law) or any Tax sharing agreement or Tax indemnity obligation (other than pursuant to any agreement or arrangement solely among Subsidiaries of the Company or a principal purpose of which is not the indemnification of Taxes); (viii) neither the Company nor any of its Subsidiaries is a party to any currently effective waiver or other agreement extending the statute of limitation or period of assessment or collection of Taxes; and (ix) to the Knowledge of the Company, neither the Company nor any Subsidiary has received any written claim from any Governmental Entity in any jurisdiction in which the Company does not file Tax Returns that such entity is, or may be, required to file Tax Returns or subject to taxation in such jurisdiction.

(b)           As used in this Agreement, (i) “Taxes” means any and all federal, state, local or foreign taxes of any kind (together with any and all interest, penalties, additions to tax and additional amounts imposed with respect thereto) imposed by any Governmental Entity, including income, franchise, windfall or other profits, gross receipts, property, sales, use, capital stock, payroll, employment, unemployment, social security, workers’ compensation, net worth, excise, withholding, ad valorem and value added taxes, and (ii) “Tax Return” means any return, report or similar filing (including the attached schedules) required to be filed with respect to Taxes, including any information return, claim for refund, amended return or declaration of estimated Taxes.

Section 3.15            Labor Matters.

(a)           Neither the Company nor any of its Subsidiaries is a party to any collective bargaining agreement, labor union contract or trade union agreement (each a “Collective Bargaining Agreement”), and, to the Knowledge of the Company, no Collective Bargaining Agreement is being negotiated with respect to any employee of the Company or any of its Subsidiaries.

(b)           Except for such matters that would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect, (i) there are no strikes or lockouts with respect to any employees of the Company or any of its Subsidiaries pending or, to the Knowledge of the Company, threatened and, since October 1, 2012, there has not been any such action, (ii) to the Knowledge of the Company, there is no union organizing effort pending or threatened against the Company or any of its Subsidiaries, (iii) there is no unfair labor practice, labor dispute (other than routine individual grievance), grievance or labor arbitration proceeding pending or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries, (iv) there is no slowdown or work stoppage in effect or, to the Knowledge of the Company, threatened with respect to employees of the Company or any of its Subsidiaries, and since October 1, 2012 there has not been any such action, (v) neither the Company nor any of its Subsidiaries has received written communication since October 1, 2012 of the intent of any Governmental Entity responsible for the enforcement of labor or employment laws to conduct an investigation of or affecting the Company or any of its Subsidiaries and, to the Knowledge of the Company, no such investigation is in progress and (vi) the Company and its Subsidiaries are in compliance in all material respects with all applicable Laws respecting (A) employment and employment practices, (B) terms and conditions of employment and (C) unfair labor practices (in each case, including applicable Laws regarding wage and hour requirements, correct classification of independent contractors and of employees as exempt and non-exempt, immigration status, discrimination in employment, workers’ compensation, employee health and safety and collective bargaining).

(c)           As of the date of this Agreement, no current officer of the Company or any of its Subsidiaries has provided notice of termination of employment with the Company or its Subsidiaries, as applicable.

Section 3.16            Intellectual Property.

(a)           Section 3.16(a) of the Company Disclosure Letter lists, as of the date of this Agreement, all registrations and applications to register by the Company or any of its Subsidiaries of any of the following with or by any Governmental Entity in any jurisdiction in the world, (i) patents, (ii) trademarks, trade names and service marks, (iii) copyrights and (iv) domain names, in each case of (i) - (iv), that are material to the Company and its Subsidiaries, taken as a whole.

(b)           Section 3.16(b) of the Company Disclosure Letter lists, as of the date of this Agreement, each license (i) granting the Company or any of its Subsidiaries a right to use any rights under any Intellectual Property owned by any third party (other than non-disclosure agreements, licenses for commercially available software and non-exclusive licenses granted, expressly or implicitly, in connection with the supply, marketing, distribution and sale of products and services, in each case entered into or granted in the ordinary course of business consistent with past practice) or (ii) granting any third party a right to use any rights under any Company Intellectual Property (other than non-disclosure agreements and non-exclusive licenses granted, expressly or implicitly, in connection with the supply, marketing, distribution and sale of products and services, in each case entered into or granted in the ordinary course of business consistent with past practice (collectively, the “Standard Business Licenses”)), in each case of clauses (i) and (ii) above, that are material to the Company and its Subsidiaries, taken as a whole.  Except as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect, (i) all such licenses are valid and in full force and effect against the Company or any of its Subsidiaries and, to the Knowledge of the Company, the other parties thereto, in accordance with their respective terms and (ii) to the Knowledge of the Company, no party to any such license has committed or failed to perform any act under and no event has occurred which, with or without notice, lapse of time or both, would reasonably be expected to result in a default under the provisions of such license.

(c)           Except as set forth on Section 3.16(c) of the Disclosure Schedule, the Company is the exclusive owner of the material Company Intellectual Property, free and clear of all Liens (other than the licenses set forth in Section 3.16(b)(ii) of the Company Disclosure Letter, the Standard Business Licenses and Permitted Liens).  Except as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect, (i) neither the Company nor any of its Subsidiaries has infringed, misappropriated or violated any Intellectual Property of any third party and (ii) to the Knowledge of the Company, no third party has infringed, misappropriated or violated any Company Intellectual Property.

(d)           Except as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect, there are no actions, suits, claims, inquiries, investigations or proceedings pending or, to the Knowledge of the Company, threatened, against the Company or any of its Subsidiaries, that (i) challenge or question the validity of, or the Company’s ownership or right to use, the Company Intellectual Property, or (ii) assert infringement, misappropriation or violation by the Company or any of its Subsidiaries of any Intellectual Property owned by a third party.

(e)           The Company and its Subsidiaries have taken commercially reasonable steps to maintain and protect the confidentiality of trade secrets owned by them and used in the conduct of the business.

(f)           The Company and its Subsidiaries have taken commercially reasonable steps to (i) protect the confidentiality, integrity and security of its IT Assets and the information stored or contained therein or transmitted thereby from any unauthorized use, access, interruption or modification by third parties and (ii) prevent the introduction of Malicious Code into Software used in the businesses of the Company and its Subsidiaries, including firewall protections and regular virus scans.  To the Knowledge of the Company, since October 1, 2011, no Person has gained unauthorized access to any of the Company’s or its Subsidiaries’ IT Assets, except as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect.

Section 3.17            Real Property.

(a)           Section 3.17(a) of the Company Disclosure Letter lists all real property owned by the Company or its Subsidiaries.  The Company and its Subsidiaries have good and valid fee simple title to all of their respective material owned real property, free and clear of all Liens except for Permitted Liens.

(b)           Section 3.17(b) of the Company Disclosure Letter contains a true and complete list of all real property leased by the Company or its Subsidiaries.  Except as would not, individually or in the aggregate, be material to the Company and its Subsidiaries, taken as a whole, (i) the Company and its Subsidiaries have valid leasehold interests in all of their respective material leased real property, free and clear of all Liens except for Permitted Liens, (ii) all leases under which the Company or any of its Subsidiaries lease real property are valid and in full force and effect against the Company or any of its Subsidiaries and, to the Knowledge of the Company, the other parties thereto, in accordance with their respective terms, and (iii) to the Knowledge of the Company, no party to any such lease has committed or failed to perform any act under and no event has occurred which, with or without notice, lapse of time or both, would reasonably be expected to result in a default under the provisions of such lease, except in each case for such violations, defaults, acts, events or failures as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect.

Section 3.18            Company Material Contracts.

(a)           Section 3.18(a) of the Company Disclosure Letter lists all of the following Contracts to which the Company or its Subsidiaries is a party and which are in effect as of the date hereof (collectively, and together with all amendments, supplements and modifications thereto, the “Company Material Contracts”), true and complete copies of which have been publicly filed with the SEC or made available to the Parent prior to the date hereof:

(i)           all “material contracts” described in Item 601(b)(10) of Regulation S-K (other than this Agreement) to which the Company or its Subsidiaries is a party or may be bound and that are required to be filed with the SEC;

(ii)          any Contract pursuant to which the Company or any of its Subsidiaries has entered into a partnership, joint venture or other similar arrangement with any Person other than the Company or a wholly owned Subsidiary (each, a “JV Agreement”);

(iii)         any Contract with a Principal Customer or Principal Supplier; provided that, solely for the purposes of this Section 3.18(a)(iii), the Company shall not be required to list in Section 3.18(a) of the Company Disclosure Letter any purchase orders entered into in the ordinary course of business (but for the avoidance of doubt, such purchase orders shall still constitute Company Material Contracts for any other purpose; provided that with respect to such purchase orders only, the entirety of Section 3.18(b) shall be deemed to be qualified by the Knowledge of the Company);

(iv)         any Contract that by its terms calls for aggregate payments by or to the Company or any of its Subsidiaries in excess of $3,000,000 in any fiscal year period or $10,000,000 in the aggregate over the term of such Contract; provided that, solely for the purposes of this Section 3.18(a)(iv), the Company shall not be required to list in Section 3.18(a) of the Company Disclosure Letter any such Contract that may be canceled by the Company or its Subsidiaries without any material penalty or other liability to the Company or any of its Subsidiaries, upon notice of 90 days or less (but, for the avoidance of doubt, such Contracts shall still constitute Company Material Contracts for any other purpose);

(v)           any Contract evidencing Indebtedness of the Company or its Subsidiaries, excluding any trade payables incurred in the ordinary course of business;

(vi)          any Contract that by its terms grants any rights of first refusal or option to purchase or otherwise acquire any interest in any of the properties or assets owned by the Company or its Subsidiaries;

(vii)         any Contract relating to the acquisition (whether by merger, consolidation, acquisition of stock or otherwise) of any interest in any Person or any business, line of business or division thereof, or a material portion of the assets of any Person that has not yet been consummated or that has continuing material obligations;

(viii)        any Contract granting to the other party to such Contract or any other Person “most favored nation” status;

(ix)          any Contract that provides for “exclusivity” or any similar requirement in favor of any Person other than the Company or its Subsidiaries, pursuant to which the Company or its Subsidiaries are restricted in any respect in the distribution, marketing or purchasing of its products or services (other than customary sales and marketing restrictions imposed by vendors in supply and distribution agreements);

(x)           any Contract which prohibits or restricts, or purports to prohibit or restrict, in any material respect, the Company’s or its Subsidiaries’ ability to compete in any business or any geographic area, or the customers with which the Company or its Subsidiaries may do business (other than customary class of trade limitations or other similar restrictions included in distribution agreements; provided that such restrictions apply only to the specific products that are the subject of such distribution agreements);

(xi)          any Contract containing any “non-solicitation”, “no-hire” or similar provision that restricts the Company or its Subsidiaries; and

(xii)         any Contract that grants a material Lien other than a Permitted Lien;

(b)           Each Company Material Contract is valid and binding on the Company or one of its Subsidiaries party thereto, and, to the Knowledge of the Company, each other party thereto, and is in full force and effect and enforceable in accordance with its terms, subject to the effect of any applicable bankruptcy, insolvency (including all Laws related to fraudulent transfers), reorganization, moratorium or similar Laws affecting creditors’ rights generally and subject to the effect of general principles of equity, except as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect.  Neither the Company nor any of its Subsidiaries, or, to the Knowledge of the Company, the other parties thereto, is in violation of, or default under, any provision of any Company Material Contract, and to the Knowledge of the Company, no party to any Company Material Contract has committed or failed to perform any act under and no event has occurred which, with or without notice, lapse of time or both, would reasonably be expected to result in a default under the provisions of such Company Material Contract, except in each case for such violations, defaults, acts, events or failures as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect.  For the purposes of this Section

3.18(b), the term “Company Material Contract” shall be deemed to include any Contract that, if entered into prior to the date of this Agreement, would qualify as a Company Material Contract.

Section 3.19            Opinion of Financial Advisors.  The board of directors of the Company has received the opinion of its financial advisor, J.P. Morgan Securities LLC (“JP Morgan”), to the effect that, as of the date of such opinion and subject to the assumptions and limitations set forth therein, from a financial point of view, the Offer Price and Merger Consideration to be offered to stockholders of the Company pursuant to this Agreement is fair to such stockholders.

Section 3.20            Finders or Brokers; Fees.  No broker, finder or investment banker other than JP Morgan is entitled to any brokerage, finder’s or other fee or commission in connection with the Offer, the Merger and any of the other Transactions based upon arrangements made by or on behalf of the Company.

Section 3.21            Vote Required.  Assuming the transactions contemplated by this Agreement are consummated in accordance with Section 251(h) of the DGCL, no vote or consent of the stockholders of the Company is necessary to authorize this Agreement or to consummate the Transactions.

Section 3.22            Takeover Laws.  Assuming the accuracy of the representations contained in Section 4.10, the board of directors of the Company has taken such actions and votes as are necessary, if applicable, to render the provisions of any “fair price,” “moratorium,” “control share acquisition” or any other takeover or anti-takeover statute or similar federal or state Law (collectively, “Takeover Statutes”) inapplicable to this Agreement, the Offer, the Merger or any other Transaction

Section 3.23            Insurance.  The Company and its Subsidiaries maintain all material insurance policies in such amounts, with such deductibles and against such risks and losses as are commercially reasonable for the assets of the Company and its Subsidiaries and the conduct of their businesses.  Except as would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect, such insurance policies are in full force and effect, all premiums due and payable thereon have been paid, and neither the Company nor any of its Subsidiaries has received, as of the date hereof, written notice of any pending or threatened cancellation with respect thereto.  The Company and each of its Subsidiaries is in compliance with all conditions contained in such insurance policies, except where the failure to so comply would not, individually or in the aggregate, reasonably be expected to result in a Company Material Adverse Effect.

Section 3.24            Customers and Suppliers.  Section 3.24(a) of the Company Disclosure Letter sets forth a list of the ten (10) largest customers of the Company and its Subsidiaries (determined by reference to the revenues of the Company and its Subsidiaries (taken as a whole) generated such customers in the twelve months preceding September 30, 2014) (the “Principal Customers”).  Section 3.24(b) of the Company Disclosure Letter sets forth a list of the ten (10) largest suppliers of the Company and its Subsidiaries (determined by reference to the payments made to such suppliers by the Company and its Subsidiaries (taken as a whole) in the twelve months preceding September 30, 2014) (the “Principal Suppliers”).  Except as set forth in Section 3.24 of the Company Disclosure Letter, since September 30, 2014, none of the Principal Customers or the Principal Suppliers has canceled or otherwise terminated or given written notice of its intention to materially and adversely modify in any material respect its relationship with the Company or its Subsidiaries or materially decrease its purchases from or sales to the Company or its Subsidiaries.

Section 3.25            Controlled Substances.  None of the Company and its Subsidiaries has engaged in any activities that constitute a material violation under the Federal Controlled Substances Act, the Federal Food, Drug and Cosmetic Act or the regulations promulgated pursuant to such statutes or any related state or local statutes or regulations concerning the purchasing, dispensing, distribution or sale of controlled substances.

Section 3.26            Certain Business Practices.

(a)           Neither the Company nor any of its Subsidiaries, nor any of its or their directors, officers or employees, nor, to the Company’s Knowledge, any agents, independent contractors and other parties acting on behalf of the Company or any of its Subsidiaries or Affiliates, has violated any material provision of the Foreign Corrupt Practices Act of 1977, as amended, the U.K. Bribery Act of 2010 or any other similar Law in any jurisdiction applicable to the Company or any of its Subsidiaries (collectively, the “Anti-Corruption Laws”).

(b)           To the Knowledge of the Company, there is no investigation of, written allegation by, or request for information from the Company or any of its Subsidiaries by any Governmental Entity regarding the Anti-Corruption Laws that would reasonably be expected to result in any material fine, penalty or enforcement action by such Governmental Entity.

(c)           To the Knowledge of the Company, neither the Company nor any of its Subsidiaries, nor any current or former directors, officers, employees, agents, independent contractors or other parties acting on behalf of the Company or any of its Subsidiaries or Affiliates, has materially violated or operated in material noncompliance with any export restrictions, anti-boycott regulations, embargo regulations or other similar applicable Laws of any Governmental Entity.

Section 3.27            No Other Representations or Warranties.  Except for the representations and warranties contained in this Article III, neither the Company nor any other Person makes any other express or implied representation or warranty on behalf of the Company or any of its Affiliates.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

Parent and Merger Sub represent and warrant to the Company, jointly and severally, as set forth in this Article IV.

Section 4.1            Organization and Qualification.  Each of Parent and Merger Sub is a legal entity duly organized, validly existing and in good standing (where applicable as a legal concept) under the Laws of the jurisdiction of its organization and has all requisite corporate or similar power and authority to own, lease and operate its properties and assets and to carry on its business as presently conducted and is qualified to do business and is in good standing (where applicable as a legal concept) as a foreign corporation or other relevant legal entity in each jurisdiction where the ownership, leasing or operation of its assets or properties or conduct of its business requires such qualification, except where the failure to be so qualified or in good standing, or to have such power or authority, would not reasonably be expected to, individually or in the aggregate, impair, prevent or delay the ability of each of Parent and Merger Sub to perform its obligations under this Agreement.  Parent has made available to the Company prior to the date of this Agreement a true, complete and correct copy of the certificate of incorporation and bylaws or other equivalent organizational documents of each of Parent and Merger Sub, each as amended through the date hereof.

Section 4.2            Corporate Authority and Approval.  Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the Transactions. The execution and delivery of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the Transactions have been duly and validly authorized by all necessary corporate action of Parent and Merger Sub (other than the adoption of this Agreement by Parent as sole stockholder of Merger Sub (which shall occur immediately after the execution and delivery of this Agreement)), and no other corporate action on the part of Parent or Merger Sub is necessary to authorize the execution and delivery of this Agreement or to consummate the Transactions (other than, with respect to the Merger, the adoption of this Agreement by Parent as sole stockholder of Merger Sub (which shall occur immediately after the execution and delivery of this Agreement), and the filing of the Certificate of Merger with the Secretary of State of the State of Delaware). This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, this Agreement constitutes a legal, valid and binding obligation of Parent and Merger Sub, enforceable against Parent and Merger Sub in accordance with its terms (except as such enforceability may be limited by bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditor’s rights, and to general equitable principles).

Section 4.3            No Conflict; Required Filings and Consents.

(a)           The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the Transactions do not and will not require any consent, approval, authorization or permit of, action by, filing with or notification to any Governmental Entity, other than (i) the filing with the Secretary of State of the State of Delaware of the Certificate of Merger as required by the DGCL, (ii) the filing of the pre-merger notification report under the HSR Act and any foreign antitrust filings as the Company and Parent determine are required to be filed (and any actions or nonactions, waivers, consents, clearances or approvals by a Governmental Entity, or expirations or terminations of waiting periods, required in connection with the foregoing), (iii) compliance with the applicable requirements of the Exchange Act and (iv) compliance with any applicable foreign or state securities or blue sky laws (collectively, clauses (i) through (iv), the “Parent Approvals”), and other than any consent, approval, authorization, permit, action, filing or notification the failure of which to make or obtain would not, individually or in the aggregate, impair, prevent or delay the ability of Parent or Merger Sub to perform its obligations under this Agreement.

(b)           The execution and delivery of this Agreement by Parent and Merger Sub, the consummation by Parent and Merger Sub of the Transactions or compliance by Parent or Merger Sub with any of the provisions of this Agreement will not (i) conflict with, or breach any provision of, the organizational or governing documents of Parent or any of its Subsidiaries, (ii) violate any Law binding upon or applicable to Parent or any of its Subsidiaries or any of their respective properties or assets, or (iii) result in any violation of, or default (with or without notice, lapse of time, or both) under, or give rise to a right of termination, cancellation or acceleration of any obligation or to the loss of a benefit under any Contract, other than, in the case of clauses (ii) and (iii), any such violation, conflict, default, termination, cancellation, acceleration, right or loss that would not, individually or in the aggregate, materially impair, prevent or delay the ability of Parent or Merger Sub to perform its obligations under this Agreement.

Section 4.4            Investigations; Litigation.  As of the date of this Agreement, there is no investigation or review pending (or, to the Knowledge of Parent, threatened) by any Governmental Entity with respect to Parent or any of its Subsidiaries which would, individually or in the aggregate, impair, prevent or delay the ability of Parent or Merger Sub to perform its obligations under this Agreement, and there are no actions, suits, claims, inquiries, investigations or proceedings pending (or, to Parent’s Knowledge, threatened) against or affecting Parent or its Subsidiaries, or any of their respective properties at law or in equity before, and there are no orders, judgments or decrees of, or before, any Governmental Entity, in each case which would, individually or in the aggregate, materially impair, prevent or delay the ability of Parent or Merger Sub to perform its obligations under this Agreement.

Section 4.5            Other Information.  None of the information supplied or to be supplied by or on behalf of Parent or Merger Sub expressly for inclusion or incorporation by reference in the Offer Documents or the Schedule 14D-9 will, at the time such document is filed with the SEC, at any time such document is amended or supplemented or at the time such document is first published, sent or given to the Company’s stockholders, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in light of the circumstances under which they are made, not misleading. The Offer Documents will comply as to form in all material respects with the requirements of the Exchange Act.  For the avoidance of doubt, Parent makes no representation or warranty with respect to any information supplied by the Company or its Subsidiaries or any of their respective Representatives for inclusion or incorporation by reference in the Offer Documents or the Schedule 14D-9.

Section 4.6            Funds. Parent will have and will cause Merger Sub to have at the Offer Closing and the Merger Closing, the available cash on hand and/or financing in an aggregate amount sufficient to enable Merger Sub to consummate the Transactions, including payment in cash of the Offer Price at the Offer Closing and the aggregate Merger Consideration on the Merger Closing Date and for Parent and Merger Sub to satisfy all of their obligations under this Agreement, including to pay all related Expenses. Parent acknowledges that its obligations under this Agreement are not contingent or conditioned in any manner on obtaining any financing.

Section 4.7            Capitalization of Merger Sub.  As of the date hereof, the authorized capital stock of Merger Sub consists of 100 shares of common stock, par value $0.01 per share.  All of the issued and outstanding capital stock of Merger Sub is, and at the Effective Time will be, owned directly by Parent.  Merger Sub has outstanding no option, warrant, right, or any other agreement pursuant to which any Person other than Parent may, directly or indirectly, acquire any equity security of Merger Sub.  Merger Sub has been formed solely for the purpose of the Merger Agreement and has not conducted any business prior to the date hereof and has, and prior to the Effective Time will have, no assets, liabilities or obligations of any nature other than those incident to its formation and pursuant to this Agreement and the Transactions.

Section 4.8            Ownership of Common Stock.  None of Parent, Merger Sub or any of their respective Subsidiaries or Affiliates beneficially owns (as such term is defined in Rule 13d-3 under the Exchange Act), directly or indirectly (including pursuant to a derivatives Contract), any shares of Common Stock or other securities convertible into, exchangeable for or exercisable for shares of Common Stock or any securities of any Subsidiary of the Company and none of Parent, its Subsidiaries or Affiliates has any rights to acquire, directly or indirectly, any shares of Common Stock except pursuant to this Agreement or agreements to which the Company is a party.

Section 4.9            No Vote of Parent Stockholders.  No vote of the stockholders of Parent is required by any applicable Law or the organizational documents of Parent in connection with the consummation of the Transactions.

Section 4.10          Finders or Brokers.  No broker, finder or investment banker other than Bank of America Merrill Lynch is entitled to any brokerage, finder’s or other fee or commission in connection with the Offer, the Merger and any of the other Transactions based upon arrangements made by or on behalf of Parent.

Section 4.11            No Other Representations and Warranties.  Parent and Merger Sub each acknowledge and agree that, except for the representations and warranties expressly set forth in Article III (subject to the qualifications set forth therein and the expiration thereof at the Effective Time) (i) the Company does not make, and has not made, any representations or warranties relating to itself or its Subsidiaries or their respective businesses or otherwise in connection with the Transactions and Parent and Merger Sub are not relying on any representation or warranty except for those expressly set forth in this Agreement, (ii) no Person has been authorized by the Company to make any representation or warranty relating to itself or its business or otherwise in connection with the Transactions, and if made, such representation or warranty will not be relied upon by Parent or Merger Sub as having been authorized by such party and (iii) any estimates, projections, predictions, data, financial information, memoranda, presentations or any other materials or information provided or addressed to Parent, Merger Sub or any of their representatives, oral or written, are not and shall not be deemed to be or include representations or warranties unless any such materials or information is the subject of any express representation or warranty set forth in Article III of this Agreement (subject to the qualifications set forth therein and the expiration thereof at the Effective Time).

ARTICLE V

COVENANTS AND AGREEMENTS

Section 5.1            Conduct of Business by the Company and Parent.

(a)           From and after the date hereof and prior to the earlier of the Effective Time or the date, if any, on which this Agreement is earlier terminated pursuant to Section 7.1 and except (i) as may be required by applicable Law, (ii) as may be consented to in writing by Parent (such consent not to be unreasonably withheld, conditioned or delayed), (iii) as may be required by this Agreement, or (iv) as set forth in Section 5.1(a) of the Company Disclosure Letter, the Company shall, and shall cause each of its Subsidiaries to, use its commercially reasonable efforts to conduct the Company’s business in the ordinary course consistent with past practice and preserve in all material respects its business organization and maintain in all material respects existing relations and goodwill with Governmental Authorities, customers, suppliers, creditors, lessors, officers, employees and parties to any JV Agreement.

(b)           Subject to the exceptions contained in clauses (i) through (iv) of Section 5.1(a), from and after the date hereof and prior to the Effective Time or the date, if any, on which this Agreement is earlier terminated pursuant to Section 7.1, the Company shall not, and shall not permit any of its Subsidiaries to (it being understood and hereby agreed that if any action is expressly permitted by any of the following subsections, such action shall be expressly permitted under Section 5.1(a)):

(i)           amend its certificate of incorporation or bylaws or other applicable governing instruments;

(ii)          split, combine, subdivide or reclassify any shares of capital stock of the Company or enter into any agreement with respect to the voting of the capital stock of the Company;

(iii)         issue, sell, pledge, grant, transfer, encumber or otherwise dispose of or redeem, repurchase or otherwise acquire any shares of capital stock or other equity interests of the Company or any of its Subsidiaries, profits interests, stock appreciation rights, phantom stock or securities convertible into or exchangeable for, or subscriptions, options, warrants, calls, agreements, arrangements, undertakings, commitments or other rights of any kind to acquire, any shares of capital stock of the Company or any of its Subsidiaries (other than (A) the issuance of shares of Common Stock upon the exercise of Company Options outstanding as of the date of this Agreement, (B) issuances or grants under the ESPP with respect to the offering period in effect on the date of this Agreement, (C) by a wholly-owned Subsidiary of the Company to the Company or another wholly-owned Subsidiary of the Company or (D) pursuant to net settlements or exercises of outstanding Company Options or Company Restricted Stock in satisfaction of the exercise price and/or Tax withholding relating to such award);

(iv)           declare, set aside or pay any dividend or other distribution payable in cash, stock or property (or any combination thereof) with respect to the Company’s capital stock (except dividends or other distributions paid by any direct or indirect wholly-owned Subsidiary to the Company or to any other direct or indirect wholly-owned Subsidiary);

(v)           make any acquisition (whether by merger, consolidation, acquisition of stock or assets or otherwise) of any interest in any Person or any business, line of business or division thereof (which for the avoidance of doubt shall not include ordinary course acquisitions of assets used in the operation of the Company’s business that are covered by clause (vi) below);

(vi)          other than in the ordinary course of business, make any acquisition of any assets or properties, other than (A) acquisitions permitted to clause (v) above, (B) acquisitions of inventory made in the ordinary course of business consistent with past practice, with a value or purchase price in excess of $1,000,000 in the aggregate or (C) assets in respect of capital expenditures permitted pursuant to clause (xiv) below;

(vii)          make any loans, advances or capital contributions to or investments in any Person (other than the Company or any direct or indirect wholly-owned Subsidiary of the Company), other than (A) trade credit advanced in the ordinary course of business consistent with past practice, (B) loans, advances, capital contributions or investments required by  JV Agreements in effect as of the date of this Agreement or (C) to employees and directors for business and travel expenses in the ordinary course of business consistent with past practice;

(viii)         incur or assume any Indebtedness, other than borrowings in the ordinary course of business consistent with past practice under the Company’s existing credit facilities;

(ix)           settle or compromise any litigation, claim or other proceeding against the Company or any of its Subsidiaries other than (A) cash settlements or compromises and (B) ordinary course releases of liability, in each case not exceeding $150,000 individually or $1,000,000 in the aggregate;

(x)            transfer, lease, license, sell, mortgage, pledge, dispose of or subject to any Lien (other than Permitted Liens) any of its material assets, other than (A) sales of inventory in the ordinary course of business consistent with past practice and (B) dispositions of used or obsolete assets no longer used in the operation of the business;

(xi)           except as required by any Company Benefit Plans as in effect on the date of this Agreement or applicable Law or the payment of quarterly bonuses to personnel in the ordinary course of business consistent with past practice and in accordance with terms and conditions provided to Parent as of the date of this Agreement, (A) increase the compensation or other benefits payable or provided to the Participants who are current or former directors or executive officers; (B) except in the ordinary course of business consistent with past practice, increase the compensation or other benefits payable or provided to the Participants who are not current or former directors or executive officers; or (C) establish, adopt, enter into, amend (including acceleration of vesting or payment), modify or terminate any Company Benefit Plan or plan, program, policy, agreement or other arrangement that would have been a Company Benefit Plan had it been in effect on the date of this Agreement;

(xii)           adopt or enter into a plan or agreement of complete or partial liquidation, dissolution, merger, consolidation or other reorganization of the Company or any of its Subsidiaries (other than the Merger);

(xiii)          except as may be required by a change in GAAP, make any material change in its financial accounting principles, policies or practices;

(xiv)          make any capital expenditures that, in the aggregate, exceed the aggregate amount of expenditures provided for in the Company’s capital expenditure plan provided to Parent in writing prior to the date of this Agreement by more than $2,000,000;

(xv)           (A) other than normal vendor renewals, extensions or replacements or otherwise in the ordinary course of business consistent with past practice, modify or amend in any material respect or terminate or cancel or waive, release or assign any material rights or claims with respect to, any Company Material Contract or (B) enter into any agreement or Contract that, if entered into prior to the date of this Agreement, would qualify as a Company Material Contract under any of clauses (ii) or (v) through (xii) of Section 3.18(a) (it being understood that the renewal, extension or replacement of any Contract in the ordinary course of business consistent with past practice that contains terms described in those clauses shall be permitted if the Contract being renewed, extended or replaced contains such terms and the renewal Contract contains the same such terms or comparable terms that are no less favorable to the Company and its Subsidiaries);

(xvi)           enter into any new line of business other than any line of business that is reasonably ancillary to and a reasonably foreseeable extension of any line of business as of the date of this Agreement;

(xvii)          (A) make any change (or file any such change) in any material method of Tax accounting (except as required by applicable law), (B) make or change any material Tax election other than those in the ordinary course of business to be made on original Tax Returns required to be filed prior to the Closing; (C) settle or compromise any material Tax liability or consent to any claim or assessment relating to a material amount of Taxes; (D) file any amended Tax Return reflecting a material amount of income Taxes; or (E) enter into any closing agreement relating to a material amount of Taxes;

(xviii)         willfully and intentionally take any action that would reasonably be expected to materially impair, prevent or delay the consummation of the Transactions; or

(xix)           agree, resolve, authorize or commit to take any of the foregoing actions.

(c)           Between the date hereof and the Effective Time, Parent and Merger Sub shall not, and shall not permit any of their respective Subsidiaries or Affiliates to, willfully and intentionally take or agree to take any action which would reasonably be expected to impair, prevent or delay (i) the ability of Parent or Merger Sub to perform its obligations under this Agreement or (ii) the consummation of the transactions contemplated by this Agreement.

Section 5.2            Merger Without a Stockholders’ Meeting  As promptly as practicable following the Offer Closing, the parties shall take all necessary and appropriate actions to cause the Merger to become effective, without a meeting of the stockholders of the Company, in accordance with Section 251(h) of the DGCL.

Section 5.3            Access; Confidentiality.

(a)           Subject to compliance with applicable Laws, the Company shall afford to Parent and Merger Sub and to its and their officers, employees, accountants, consultants, legal counsel, financial advisors and agents and other representatives (collectively, “Parent Representatives”), upon reasonable notice, reasonable access during normal business hours, during the period prior to the earlier of the Effective Time and the date, if any, on which this Agreement is earlier terminated pursuant to Section 7.1, to the Company’s and its Subsidiaries’ officers, employees, properties, Contracts, commitments, books and records, other than, subject to Section 5.4, any such matters that relate to the negotiation and execution of this Agreement, or to any Acquisition Proposals (such matters being governed by Section 5.4).  The foregoing notwithstanding, the Company shall not be required to afford such access if it would (i) unreasonably disrupt the operations of the Company or any of its Subsidiaries, (ii) cause a risk of a loss of privilege to the Company or any of its Subsidiaries (provided that the Company shall use commercially reasonable efforts to develop an alternative to providing such information reasonably acceptable to Parent), (iii) include any environmental sampling or testing of the Company’s owned or leased real property or (iv) reasonably be expected to result in a violation of any applicable Law.

(b)           Parent hereby agrees that all information provided to it, Merger Sub or any Parent Representatives in connection with this Agreement and the consummation of the transactions contemplated herein shall be deemed to be Confidential Information, as such term is used in, and shall be treated in accordance with the confidentiality agreement, dated as of August 5, 2014, between the Company and Parent (the “Confidentiality Agreement”).

Section 5.4            Acquisition Proposals.

(a)           The Company and its Subsidiaries and their respective officers, directors and employees shall, and the Company shall cause its other Representatives to, immediately cease and cause to be terminated all existing discussions or negotiations with any Person conducted heretofore with respect to any potential Acquisition Proposal and shall promptly request the return from, or destruction by, all such Persons of all non-public information previously furnished or made available to such Persons by or on behalf of the Company in accordance with the terms of any confidentiality or similar agreement in place with such Person.  Except as expressly permitted by this Section 5.4, until the Effective Time or, if earlier, the termination of this Agreement in accordance with Article VII, the Company and its Subsidiaries and their respective officers, directors and employees shall not, and the Company shall not authorize or knowingly permit its other Representatives to, directly or indirectly, (i) initiate, solicit or knowingly encourage or facilitate any inquiry or the making of any proposal or offer that constitutes, or take any action that would reasonably be expected to lead to, an Acquisition Proposal, (ii) engage in, enter into, continue or otherwise participate in any discussions or negotiations with any Person with respect to, or provide any non-public information or data concerning the Company or its Subsidiaries to any Person relating to, an Acquisition Proposal or (iii) enter into any acquisition agreement, merger agreement or similar definitive agreement, or any letter of intent, memorandum of understanding or agreement in principle, or any other agreement (other than a confidentiality agreement containing terms as to confidentiality that are no less favorable in the aggregate to the Company than those contained in the Confidentiality Agreement (any such confidentiality agreement, an “Acceptable Confidentiality Agreement”)) relating to an Acquisition Proposal (an “Alternative Acquisition Agreement”).  Without limiting the foregoing, it is agreed that any violation of the restrictions on the Company set forth in this Section 5.4 by any Representative of the Company shall be deemed a breach of this Section 5.4 by the Company.

(b)           Notwithstanding Section 5.4(a), at any time prior to the Offer Closing, if the Company receives a bona fide written Acquisition Proposal from any Person after the date of this Agreement which did not result from a breach of this Section 5.4, (i) the Company and its Representatives may provide information (including any non-public information) regarding, and afford access to the business, properties, assets, books, records and personnel of, the Company and its Subsidiaries to such Person pursuant to an Acceptable Confidentiality Agreement; provided that the Company shall make available to Parent and Merger Sub any non-public information concerning the Company or its Subsidiaries that was not previously made available to Parent or Merger Sub prior to, or concurrently with, providing such information to any such Person and (ii) the Company and its Representatives may engage in, enter into or otherwise participate in any discussions or negotiations with such Person with respect to such Acquisition Proposal, if and only to the extent that prior to taking any action described in clauses (i) or (ii) above, the Company Board determines in good faith (after consultation with its financial advisor and outside legal counsel) that such Acquisition Proposal either constitutes a Superior Proposal or would reasonably be expected to result in a Superior Proposal and the Company provides Parent written notice of such determination.  The Company shall promptly provide notice to Parent in writing (and in any case within forty-eight (48) hours of knowledge of receipt) of the receipt of such Acquisition Proposal, or any request for information relating to the Company or any of its Subsidiaries for access to the business, properties, assets, books or records of the Company or any of its Subsidiaries by any Person with respect to an Acquisition Proposal.  The Company shall, in any such notice to Parent, indicate the identity of the Person making such Acquisition Proposal or request, and thereafter shall keep Parent reasonably informed on a reasonably current basis of all material developments affecting the status and terms of such Acquisition Proposal or request or any changes to the material terms thereof (and the Company shall promptly provide Parent with copies of any material written materials relating to such Acquisition Proposal or request (including any indications of interest, letters of intent or draft agreements) or any changes to the material terms thereof) and of the status of any such discussions or negotiations.

(c)           Except as set forth in this Section 5.4(c), the Company Board shall not (i) change, withhold, withdraw, qualify or modify (or publicly propose or resolve to change, withhold, withdraw, qualify or modify), in a manner adverse to Parent, the Company Recommendation, (ii) fail to include the Company Recommendation in the Schedule 14D-9, (iii) approve, recommend or publicly propose to approve or recommend any Acquisition Proposal or (iv) if a tender offer or exchange offer for shares of capital stock of the Company that constitutes an Acquisition Proposal is commenced, fail to recommend against acceptance of such tender offer or exchange offer by the Company stockholders (including, for these purposes, by disclosing that it is taking no position with respect to the acceptance of such tender offer or exchange offer by its stockholders, which shall constitute a failure to recommend against acceptance of such tender offer or exchange offer, provided  that a customary “stop, look and listen” communication by the Board of Directors pursuant to Rule 14d-9(f) of the Exchange Act shall not be prohibited), within ten (10) Business Days after commencement (any of the foregoing, a “Change of Recommendation”), or authorize, adopt, approve or propose to authorize, adopt, approve, or otherwise cause or permit the Company to enter into, any Alternative Acquisition Agreement.  Notwithstanding anything to the contrary set forth in this Agreement, the Company Board may, prior to the Offer Closing, (A) effect a Change of Recommendation if the Company Board determines in good faith (after consultation with its outside legal counsel) that, as a result of a development or change in circumstances that occurs or arises after the execution and delivery of this Agreement (other than an Acquisition Proposal) that was not known to or reasonably foreseeable by the Company Board prior to the execution and delivery of this Agreement (an “Intervening Event”) failure to take such action would be inconsistent with the directors’ fiduciary duties under applicable Law or (B) if the Company receives an Acquisition Proposal after the date of this Agreement which did not result from a breach of this Section 5.4 that the Company Board determines in good faith (after consultation with its financial advisor and outside legal counsel) constitutes a Superior Proposal, terminate this Agreement pursuant to Section 7.1(c)(ii) and authorize, adopt, approve, propose to authorize, adopt or approve, and cause the Company to enter into, the Alternative Acquisition Agreement associated with such Superior Proposal; provided, however, that the Company Board may only take the actions described in the foregoing clauses (A) or (B) if:

(1) the Company shall have provided prior written notice to Parent of the Company Board’s intention to take such actions at least four (4) Business Days in advance of taking such action, which notice shall specify, as applicable, a reasonably detailed description of such Intervening Event or the material terms of the Acquisition Proposal received by the Company that constitutes a Superior Proposal, including a copy of the Alternative Acquisition Agreement and any other relevant proposed transaction agreements with, and the identity of, the party making the Acquisition Proposal and other material documents (including any financing commitments with respect to such Acquisition Proposal);

(2) after providing such notice and prior to taking such actions, the Company shall have, and shall have caused its Representatives to, negotiate with Parent in good faith (to the extent Parent desires to negotiate) during such four (4) Business Day period to make such adjustments in the terms and conditions of this Agreement as would permit the Company Board not to take such actions; and

(3) the Company Board shall have considered in good faith any changes to this Agreement or other arrangements that may be offered in writing by Parent by 5:00 PM Eastern Time on the last Business Day of such four (4) Business Day period and shall have determined in good faith (x) with respect to the actions described in clause (A) of this Section 5.4(c), after consultation with outside counsel, that it would continue to be inconsistent with the directors’ fiduciary duties under applicable Law not to effect the Change of Recommendation and (y) with respect to the actions described in clause (B) of this Section 5.4(c), after consultation with outside counsel and its financial advisors, that the Acquisition Proposal received by the Company continues to constitute a Superior Proposal, in each case, if such changes offered by Parent were given effect.

(d)           Nothing contained in this Section 5.4 shall be deemed to prohibit the Company, the Company Board or any committee of the Company Board from (i) complying with its disclosure obligations under U.S. federal or state securities Laws with regard to an Acquisition Proposal, including taking and disclosing to its stockholders a position contemplated by Rule 14d-9 or Rule 14e-2(a) under the Exchange Act (or any similar communication to stockholders), or (ii) making any “stop-look-and-listen” communication to the stockholders of the Company pursuant to Rule 14d-9(f) under the Exchange Act (or any similar communications to the stockholders of the Company); provided, however, that all actions taken or agreed to be taken by the Company, the Company Board or any committee of the Company Board shall comply with the provisions of 5.4(a) and; provided, further, that this Section 5.4(d) shall not be deemed to permit the Company, the Company Board or any committee of the Company Board to effect a Change of Recommendation except as set forth in Section 5.4(c).

(e)           As used in this Agreement, “Acquisition Proposal” shall mean any inquiry, proposal or offer made by any Person relating to, or that is reasonably expected to lead to, in each case whether in a single transaction or series of transactions, (i) a merger, reorganization, share exchange, consolidation, business combination, recapitalization, dissolution, liquidation or other transaction that would result in any Person owning, directly or indirectly, fifteen percent (15%) or more of the outstanding shares of Common Stock or other voting securities of the Company, (ii) the direct or indirect acquisition by any Person of fifteen percent (15%) or more of the assets of the Company and its Subsidiaries, on a consolidated basis, including through the acquisition of equity interests in any Subsidiary of the Company, or (iii) the direct or indirect acquisition by any Person of fifteen percent (15%) or more of the outstanding shares of Common Stock or other voting securities of the Company, including any tender offer or exchange offer that if consummated would result in any Person beneficially owning fifteen percent (15%) or more of the outstanding shares of Common Stock or other voting securities of the Company, other than the Transactions.

(f)           As used in this Agreement, “Superior Proposal” means a bona fide written Acquisition Proposal (with the percentages set forth in the definition of such term changed from 15% to 50%) that the Company Board has determined in its good faith judgment (after consultation with outside legal counsel and its financial advisor) is (i) more favorable to the Company’s stockholders from a financial point of view than the Transactions, taking into account all of the terms and conditions of such Acquisition Proposal (including the expected timing of consummation of the transactions contemplated by such Acquisition Proposal) and this Agreement (including any changes to the terms of this Agreement committed to by Parent to the Company in writing in response to such Acquisition Proposal under the provisions of Section 5.4(c)), and (ii) reasonably capable of being completed in accordance with its terms, taking into account the financial, regulatory, legal and other aspects and terms of such proposal and the Person making such Acquisition Proposal.

Section 5.5            Employee Matters.

(a)           From and after the Effective Time, the Company shall, and Parent shall cause the Surviving Corporation to, honor all Company Benefit Plans, and compensation arrangements and agreements in accordance with their terms as in effect immediately before the Effective Time, provided that nothing herein shall be construed as prohibiting the amendment or termination of any of the foregoing in accordance with its terms or if otherwise required by applicable Law.  During the period commencing on the Effective Time and ending on December 31, 2015 (the “Continuation Period”), Parent shall provide, or shall cause to be provided, to each current (as of the Effective Time) employee of the Company or its

Subsidiaries (collectively, the “Company Employees”):  (i) base salary or wages, cash bonus opportunities (other than any retention or other special or non-recurring bonus or cash awards) and equity-based compensation opportunities that are at least equal, in the aggregate, to those that were provided to the Company Employee immediately before the Effective Time; provided that, the provision of additional cash-based compensation opportunities in substitution for equity-based compensation opportunities shall be permitted; provided further, that for purposes of this clause (i), the Continuation Period shall end on September 30, 2015, and (ii) all other compensation and benefits (other than any retention or other special or non-recurring bonus or incentive awards) that, taken as a whole, are substantially comparable in the aggregate to such compensation and benefits that were provided to the Company Employee immediately before the Effective Time.  Notwithstanding any other provision of this Agreement to the contrary, (A) Parent shall, or shall cause the Surviving Corporation to, provide to each Company Employee whose employment terminates involuntarily during the Continuation Period other than for cause and other than due to death or disability (in each case, as determined by Parent in its reasonable discretion) severance benefits no less favorable than the severance benefits provided for under the Company’s severance arrangements applicable to such Company Employee as in effect on the date of this Agreement, which arrangements are summarized on Section 5.5(a) of the Company Disclosure Letter, and (B) during the Continuation Period, severance benefits offered to each Company Employee shall be determined without taking into account any reduction after the Effective Time in compensation paid to such Company Employee that would result in Parent’s noncompliance with this Section 5.5(a); provided that, if required under the applicable Company Benefit Plan, in no event shall any Company Employee be entitled to any such severance benefits unless and until such Company Employee has delivered to Parent or the Surviving Corporation a fully executed release of claims in a form reasonably acceptable to Parent and such release has become effective and irrevocable in accordance with its terms.

(b)           For all purposes (including purposes of vesting, eligibility to participate, severance, paid time off and level of benefits but excluding the accrual of benefits under any defined benefit pension plan) under the employee benefit plans of Parent and its Affiliates providing benefits to any Company Employees after the Effective Time (the “New Plans”), each Company Employee shall, to the extent that such Company Employee participates in such New Plan, be credited with his or her years of service with the Company and its Subsidiaries and their respective predecessors before the Effective Time, provided that the foregoing shall not apply to the extent that its application would result in a duplication of coverage or benefits.  In addition, and without limiting the generality of the foregoing, (i) each Company Employee shall be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under such New Plan is comparable to a Company Benefit Plan in which such Company Employee participated (such plans, collectively, the “Old Plans”), but only to the extent such waiting time or any other participation restrictions or limitations were satisfied or did not apply to such Company Employee under the corresponding Old Plan, and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical, vision, disability and/or life benefits to any Company Employee (or his or her covered dependents), Parent shall, or shall use its commercially reasonable efforts to cause its third-party insurance providers to, cause all pre-existing condition exclusions and limitations and actively-at-work requirements of such New Plan to be waived for such Company Employee and his or her covered dependents, but only to the extent such pre-existing condition exclusions and limitations and actively-at-work requirements or any other participation restrictions or limitations were satisfied or did not apply to such Company Employee (or his or her covered dependents) under the corresponding Old Plan, and Parent shall cause any eligible expenses incurred by such Company Employee and his or her covered dependents during the portion of the plan year of the Old Plans ending on the date such Company Employee’s participation in the corresponding New Plan begins to be taken into account under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Company Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan but only to the extent credited under the corresponding Old Plan.

(c)           Parent hereby acknowledges that a “change of control” (or similar phrase) within the meaning of the Company Benefit Plans, will occur as of the Effective Time or the Offer Closing, as applicable.

(d)           It is expressly acknowledged, understood and agreed that nothing in this Section 5.5 or otherwise contained in this Agreement is intended to be or does or shall constitute an amendment to or establishment of any employee benefit plan, program, policy, agreement or other arrangement or, subject to the express provisions of Sections 5.5(a)-(c), shall prevent the amendment or termination of any such plan, program, policy, agreement or other arrangement.  Nothing herein shall be deemed to be a guarantee to any Company Employee of (i) employment or (ii) without limiting the express provisions of Sections 5.5(a)-(d), any specific term or condition of employment.  This Section 5.5 shall be binding and inure solely to the benefit of the parties to this Agreement, and nothing in this Section 5.5, express or implied, is intended to confer upon any other Person (including for the avoidance of doubt any Participant) any rights or remedies under or by reason of this Section 5.5.

Section 5.6            Consents and Approvals.

(a)           Subject to the terms and conditions set forth in this Agreement, each of the parties hereto shall use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other parties in doing, all things necessary, proper or advisable under applicable Laws and regulations or otherwise to consummate and make effective the Transactions as promptly as practicable, including using commercially reasonable efforts to (i) obtain all necessary actions or nonactions, waivers, consents, clearances, approvals, and expirations or terminations of waiting periods, including the Company Approvals and the Parent Approvals, from Governmental Entities and make all necessary registrations and filings with the applicable Governmental Entities, including in connection with any Regulatory Law (all of the foregoing, collectively, the “Governmental Consents”), (ii) obtain all necessary consents, approvals or waivers from third parties and (iii) defend any lawsuits or other legal proceedings, whether judicial or administrative, challenging this Agreement or the consummation of the Transactions; provided that in no event shall any party be required to pay any fee, penalty or other consideration to any third party for any consent or approval required for the consummation of the Transactions under any Contract.

(b)           Subject to the terms and conditions herein provided and without limiting the foregoing, the Company and Parent shall reasonably cooperate with each other in (i) determining whether any filings are required to be made with, or Governmental Consents are required to be obtained from, any Governmental Entities (including in any foreign jurisdiction in which the Company or its Subsidiaries are operating any business) and (ii) to the extent not made prior to the date hereof, timely making or causing to be made all such applications and filings as reasonably determined by Parent and the Company as promptly as practicable (and in any event within ten (10) Business Days after the date hereof with respect to filings or submissions required under the HSR Act).  Each party shall supply as promptly as reasonably practicable such information, documentation, other material or testimony that may be requested by any Governmental Entity, including by complying at the earliest reasonably practicable date with any request under or with respect to the HSR Act, any other Governmental Consent and any such other applicable Laws for additional information, documents or other materials received by Parent or the Company or any of their respective Subsidiaries from the Federal Trade Commission or the Department of Justice, or any other Governmental Entity in connection with such applications or filings or the Merger.

(c)           Without limiting any of its other obligations hereunder, the Company, Parent and Merger Sub shall use reasonable best efforts to resolve such objections, if any, as the United States Federal Trade Commission, the Antitrust Division of the United States Department of Justice, state antitrust enforcement authorities, or competition authorities of any other nation or other jurisdiction (including multinational or supranational), or any other Person, may assert under any Law with respect to the transactions contemplated herein, and to avoid or eliminate each and every impediment under any Law that may be asserted by any Person with respect to the Merger, in each case so as to enable the Merger and the Transactions to occur as soon as possible (and in any event no later than the Termination Date).

(d)           Neither Parent nor the Merger Sub shall, nor shall they permit their respective Subsidiaries to, acquire or agree to acquire (whether by merger, consolidation, acquisition of stock or otherwise) of any interest in any Person or any business, line of business or division thereof, or a material portion of the assets of any Person, if such acquisition would reasonably be expected to materially increase the risk of not obtaining any applicable, clearance, consent, approval or waiver under any Regulatory Law with respect to the Transactions.

(e)           Without limiting the foregoing and subject to applicable legal limitations and the instructions of any Governmental Entity, each of the Company and Parent agrees (i) to reasonably cooperate and consult with each other in connection with the making of all registrations, filings, notifications, communications, submissions and any other material actions pursuant to this Section 5.6, (ii) to furnish to the other such necessary information and assistance as the other may reasonably request in connection with its preparation of any notifications or filings, (iii) to keep each other reasonably apprised of the status of matters relating to the completion of the transactions contemplated therein, including promptly furnishing the other with copies of notices or other communications received by such party from, or given by such party to, any third party and/or any Governmental Entity with respect to the Transactions, (iv) to permit the other party to review and to incorporate the other party’s reasonable comments in any communication to be given by it to any Governmental Entity with respect to obtaining the necessary approvals for the Transactions, and (v) not to participate in any substantive meeting or discussion in person or by telephone expected to address substantive matters related to the transactions contemplated herein with any Governmental Entity in connection with the Transactions unless, to the extent practicable, it gives the other party reasonable notice thereof and the opportunity to attend.  The parties shall take reasonable efforts to share information protected from disclosure under the attorney-client privilege, work product doctrine, joint defense privilege or any other privilege pursuant to this Section 5.6 in a manner so as to preserve any applicable privilege.  Parent and the Company may, as each deems advisable and necessary, reasonably designate any competitively sensitive material provided to the other under this Section 5.6(d) as “Antitrust Counsel Only Material.”  Such materials and the information contained therein shall be given only to the outside antitrust counsel of the recipient and will not be disclosed by such outside counsel to employees, officers or directors of the recipient unless express permission is obtained in advance from the source of the materials (Parent or the Company, as the case may be) or its legal counsel.

(f)           In furtherance and not in limitation of the covenants of the parties contained in this Section 5.6, if any administrative or judicial action or proceeding, including any proceeding by a Governmental Entity or any other Person is instituted (or threatened to be instituted) challenging any of the Transactions as violative of any Law, each of the Company and Parent shall use reasonable best efforts to contest and resist any such action or proceeding and to have vacated, lifted, reversed or overturned any decree, judgment, injunction or other order, whether temporary, preliminary or permanent, that is in effect and that prohibits, prevents or restricts consummation of the Transactions, including, without limiting the foregoing, taking the actions set forth in Section 5.6(c).

(g)           For purposes of this Agreement, “Regulatory Law” means the Sherman Act, the Clayton Act, the HSR Act, the Federal Trade Commission Act, the EC Merger Regulation, and all other federal, state, foreign, multinational or supranational statutes, rules, regulations, orders, decrees, administrative and judicial doctrines and other Laws, including any antitrust, competition or trade regulation Laws, that are designed or intended to prohibit, restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening competition through merger or acquisition.

Section 5.7            Takeover Statute.  If any Takeover Statute is or may become applicable to the Transactions after the date of this Agreement, Parent and the Company shall each use its respective reasonable best efforts to grant such approvals and take such actions as are reasonably necessary so that the Transactions may be consummated as promptly as practicable on the terms contemplated by this Agreement and otherwise act to eliminate or minimize, to the extent possible, the effects of such statute or regulation on the Transactions.

Section 5.8            Notification of Certain Matters.  The Company shall give prompt notice to Parent and Merger Sub, and Parent and Merger Sub shall give prompt notice to the Company, of (a) any notice or other communication received by such party from any Governmental Entity in connection with this Agreement or the Transactions, or from any Person alleging that the consent of such Person is or may be required in connection with the Transactions, (b) any actions, suits, claims, inquiries, investigations or proceedings commenced or, to such party’s knowledge, threatened against, relating to or involving or otherwise affecting such party which relate to the Transactions or this Agreement and (c) any breach or failure to perform in any material respect any of its representations, warranties, covenants or other agreements set forth in this Agreement that could reasonably be expected to give rise to a right of the other party to terminate this Agreement pursuant to Section 7.1 or the failure of any condition set forth in Article VI or Annex I of this Agreement to be satisfied.

Section 5.9            Public Announcements.  The Company, Parent and Merger Sub shall consult with and provide each other the opportunity to review and comment upon any press release or other public statement or comment prior to the issuance of such press release or other public statement or comment relating to this Agreement or the transactions contemplated herein and shall not issue any such press release or other public statement or comment prior to such consultation except as may be required by applicable Law or by obligations pursuant to any listing agreement with any national securities exchange or as may be requested by a Governmental Entity; provided that the restrictions in this Section 5.9 shall not apply to any communication regarding an Acquisition Proposal or a Change of Recommendation.  Parent and the Company agree to issue a joint press release announcing this Agreement.  The Company shall provide Parent (via a representative of Parent designated by Parent to the Company in writing) the opportunity to review and comment (with such comments being provided as promptly as practicable) upon any communication to be broadly disseminated to the Company’s employees or department or division thereof, or any other communication to the Company’s employees that would be required to be filed as an exhibit to the Schedule 14D-9, in each case relating to this

Agreement or the Transactions, and shall not make any such communication prior to such consultation except as may be required by applicable Law.

Section 5.10            Indemnification and Insurance.

(a)           The Surviving Corporation, Parent and Merger Sub agree that all rights to exculpation, indemnification and advancement of expenses now existing in favor of the current or former directors or officers (collectively, the “Indemnified Parties”), as the case may be, of the Company or its Subsidiaries as provided in their respective certificates of incorporation or bylaws or other organizational documents or in any agreement with the Company or any of its Subsidiaries set forth in Section 5.10(a) of the Company Disclosure Letter shall survive the Merger and shall continue in full force and effect.  The Surviving Corporation shall maintain in effect the exculpation, indemnification and advancement of expenses provisions of the Company’s and any Company Subsidiary’s certificates of incorporation and bylaws or similar organizational documents as in effect immediately prior to the Effective Time or in any indemnification agreements of the Company or its Subsidiaries with any of their respective directors or officers as in effect immediately prior to the Effective Time and set forth in Section 5.10(a) of the Company Disclosure Letter, and shall not amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any individuals who at the Effective Time were current or former directors or officers of the Company or any of its Subsidiaries.

(b)           Without limiting Section 5.10(a) or any rights of any Indemnified Party pursuant to any indemnification arrangement, from and after the acceptance for payment of, and payment by Merger Sub for, any shares of Common Stock pursuant to the Offer, in the event of any threatened or actual Proceeding, whether civil, criminal or administrative, based in whole or in part on, or arising in whole or in part out of, or pertaining to this Agreement or any of the Transactions, whether in any case asserted or arising before or after the Effective Time, the Surviving Corporation shall indemnify and hold harmless, as and to the fullest extent permitted by applicable Law, each such Indemnified Party against any losses, claims, damages, liabilities, costs, expenses (including reasonable attorney’s fees and expenses in advance of the final disposition of any Proceeding to each Indemnified Party to the fullest extent permitted by applicable Law upon receipt of any undertaking required by applicable Law), judgments, fines and amounts paid in settlement of or in connection with any such threatened or actual Proceeding.  None of Parent or the Surviving Corporation shall settle, compromise or consent to the entry of any judgment in any threatened or actual Proceeding for which indemnification could be sought by an Indemnified Party hereunder, unless such settlement, compromise or consent includes an unconditional release of such Indemnified Party from all liability arising out of such Proceeding or such Indemnified Party otherwise consents in writing to such settlement, compromise or consent.  Parent and the Surviving Corporation shall cooperate with an Indemnified Party in the defense of any matter for which such Indemnified Party could seek indemnification hereunder, in each case at its own expense; provided that, absent an actual or potential conflict of interest, in which case such Indemnified Party shall control and appoint its own lead counsel at Parent’s or the Surviving Corporation’s expense, as applicable, Parent and the Surviving Corporation shall be entitled to control and appoint lead counsel for such defense.  Parent’s and the Surviving Corporation’s obligations under this Section 5.10(b) shall continue in full force and effect for the period beginning upon the acceptance for payment of, and payment by Merger Sub for, any shares of Common Stock pursuant to the Offer and ending six years from the Effective Time; provided, however, that all rights to indemnification in respect of any Proceeding asserted or made within such period shall continue until the final disposition of such Proceeding.

(c)           The Company’s directors and officers liability insurance policies in effect at the Effective Time shall continue in force until their regular expiration dates (or such other date at mutually agreed upon by Company and Parent) with respect to acts or omissions prior to the Effective Time.  Prior to the Effective Time, Company shall (and if the Company fails to, Parent shall cause the Surviving Corporation to) arrange for and purchase a six-year prepaid non-cancellable extension or runoff period (a “tail,” runoff period or extended reporting period) at Company’s expense and at no cost to the beneficiaries thereof on terms and conditions providing substantially equivalent benefits as the current policies of directors’ and officers’ liability insurance and fiduciary liability insurance maintained by the Company and its Subsidiaries with respect to matters arising on or before the Effective Time, covering without limitation the transactions contemplated herein; provided, however, that the Surviving Corporation shall not be required to, and, without the prior written consent of Parent, the Company may not, expend therefor in excess of 300% of the annualized premium, in the aggregate, for such policies in force at the Effective Time; provided, however, that if such  prepaid tail, runoff period or extended reporting period is not available at a cost per year equal to or less than 300% or less of the annualized premium, in the aggregate, for such policies in force at the Effective Time, the Company or the Surviving Corporation, as applicable, shall purchase the best coverage as available for such amount.  Parent shall cause such tail, runoff period or extended reporting period to be maintained in full force and effect, for its full term, and cause all obligations thereunder to be honored by the Surviving Corporation.

(d)           Parent shall or shall cause to be paid all reasonable expenses, including reasonable attorneys’ fees, that may be incurred by any Indemnified Party in enforcing the obligations set forth in this Section 5.10.

(e)           The rights of each Indemnified Party hereunder shall be in addition to, and not in limitation of, any other rights such Indemnified Party may have under the certificates of incorporation or bylaws or other organizational documents of the Company or any of its Subsidiaries or the Surviving Corporation, any other indemnification arrangement, the DGCL or otherwise.  Notwithstanding anything in this Agreement to the contrary, the obligations under this Section 5.10 shall not be terminated or modified in such a manner as to adversely affect any Indemnified Party without the consent of such Indemnified Party.

(f)           In the event Parent, the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in either such case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, shall assume the obligations set forth in this Section 5.10.

(g)           From and after the Effective Time, the Surviving Corporation and its Subsidiaries shall (and Parent shall cause the Surviving Corporation and its Subsidiaries as of the Effective Time to) honor and perform in all respects to the maximum extent permitted by applicable Law, in accordance with their respective terms, each of the covenants contained in this Section 5.10.

Section 5.11            Merger Sub.  Parent will take all actions necessary to (a) cause Merger Sub to perform its obligations under this Agreement and to consummate the Offer and the Merger on the terms and conditions set forth in this Agreement and (b) cause the Surviving Corporation to perform its obligations under this Agreement.

Section 5.12            Control of Operations.  Nothing contained in this Agreement shall give Parent or Merger Sub, directly or indirectly, the right to control or direct the Company’s operations prior to the Effective Time.  Prior to the Effective Time, the Company shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over its operations.

Section 5.13            Rule 16b-3.  Prior to the Effective Time, the Company and the Company Board (or a committee thereof) shall be permitted to take such steps as may be reasonably necessary or advisable hereto to cause dispositions of Company equity securities (including derivative securities) pursuant to the transactions contemplated by this Agreement by each individual who is a director or officer of the Company to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Section 5.14            Rule 14d-10 Matters.  Notwithstanding anything in this Agreement to the contrary, the Company and its Subsidiaries shall not, after the date of this Agreement, enter into, establish, amend or modify any plan, program, agreement or arrangement pursuant to which compensation is paid or payable, or pursuant to which benefits are provided, in each case to any current or future director, officer or employee of the Company or its Subsidiaries who holds shares of Common Stock or Company Options unless, prior to the expiration of the Offer, the Company Compensation Committee shall have taken all steps as may be necessary to (i) approve as an Employment Compensation Arrangement each such plan, program, agreement or arrangement and (ii) satisfy the requirements of the non-exclusive safe harbor under Rule 14d-10(d)(2) under the Exchange Act with respect to such plan, program, agreement or arrangement.

Section 5.15            Transaction Litigation.  The Company shall give Parent the opportunity to participate in, review and comment on all material filings or responses to be made by the Company in the defense or settlement of any stockholder litigation against the Company or any of its directors or officers relating to this Agreement or the Transactions, and no such settlement of any stockholder litigation shall be agreed to without Parent’s prior written consent (such consent not to be unreasonably withheld, conditioned or delayed; provided that Parent shall not be required to consent to any such settlement that does not include an unconditional release of the Parent and Merger Sub).  The Company shall notify Parent promptly of the commencement of any such stockholder litigation of which it has received notice.

Section 5.16            Financing.

(a)           Prior to the Merger Closing, the Company shall use its commercially reasonable efforts, and shall cause each of its Subsidiaries to use its commercially reasonable efforts, and shall use its commercially reasonable efforts to cause its Representatives to use their commercially reasonable efforts, in each case at Parent’s sole expense, to provide such customary cooperation to Parent and Merger Sub as may be reasonably required or requested in connection with the Financing, including (i) to the extent not included in the Company SEC Documents, furnishing Parent and Merger Sub and their Financing Sources (A) audited consolidated financial statements of the Company covering the three (3) fiscal year period ended September 30, 2014, (B) within 40 days after the end of any fiscal quarter ending after the date hereof that is not a fiscal year end, with the unaudited consolidated balance sheet of the Company as of the end of such quarter and the related unaudited statements of income and cash flows, which shall have been reviewed by the Company’s accountants as provided in SAS 100, (C) within 60 days after the end of any fiscal year ending after the date hereof with the audited consolidated balance sheet of the Company as of the end of such fiscal year and the related audited statements of income and cash flows and (D) such other financial and other information as Parent shall reasonably request in order to consummate the Financing, including customary authorization letters to the Financing Sources authorizing the distribution of information pertaining to the Company and its Subsidiaries to prospective lenders and a representation that any public-side version of such information does not include material nonpublic information, (ii) using commercially reasonable efforts to obtain such consents, approvals and authorizations which shall be reasonably requested by Parent in connection with the Financing, as well as facilitating the repayment of agreed upon existing Indebtedness of the Company and its Subsidiaries and releases of any Liens securing existing Indebtedness of the Company and its Subsidiaries by delivering any notices, payoff letters or similar instruments reasonably requested by Parent, in each case upon the repayment of such Indebtedness substantially concurrently with the initial funding of the Financing; provided, however, that in no event shall this Section 5.16(a)(ii) require the Company or any of its Subsidiaries to cause the Company’s existing credit agreements to be terminated unless the earlier of the Offer Closing and the Merger Closing shall occur substantially concurrently with such termination, and the Company or its Subsidiaries have received funds from Parent to pay in full the payoff amount for such Indebtedness, (iii) cooperating with the marketing efforts for the Financing (including by way of causing management, officers and advisors to participate in a reasonable and limited number of due diligence sessions and other meetings related to the Financing on reasonable advance written notice), (iv) using commercially reasonable efforts to assist in obtaining such legal opinions and comfort letters and consents from accountants for the use of their reports and materials as reasonably requested by Parent, (v) providing Parent with all documentation and other information required by regulatory authorities and as reasonably requested by Parent on behalf of Financing Sources with respect to the Company and its Subsidiaries in connection with applicable “know your customer” and anti-money laundering rules and regulations, including the USA PATRIOT ACT, Title III of Pub. L. 107-56 (signed into law October 26, 2001), and (vi) preparing and delivering to Parent any supplements to the above information as may be required pursuant to the Debt Commitment Letter; provided, however, that notwithstanding anything in this Agreement to the contrary, neither the Company nor any of its Subsidiaries shall (1) be required to waive or amend any terms of this Agreement or to pay any commitment or other similar fee in connection with the Financing, (2) have (until the Merger Closing but only if the Merger occurs) any liability or obligation under any loan agreement or certifications or any related document or any other agreement or document related to the Financing, (3) be required to give any indemnities in connection with the Financing that are effective prior to the Effective Time or to incur (until the Merger Closing but only if the Merger Closing occurs) any other liability (other than out-of pocket expenses in connection with cooperation with the Parent and the Merger Sub contemplated by this Section 5.16, it being understood that all such out-of-pocket expenses shall be subject to reimbursement by Parent in accordance with the following sentence) in connection with the Financing, (4) take any action that, in the good faith determination of the Company, would unreasonably interfere with the conduct of the business or the Company and its Subsidiaries or create an unreasonable risk of damage or destruction to any property or assets of the Company or any of its Subsidiaries, (5) provide any information the disclosure of which is prohibited or restricted under applicable Law or is legally privileged, or (6) take any action that will conflict with or violate its organizational documents or any applicable Laws or would result in a violation or breach of, or default under, any Contract to which the Company or any of its Subsidiaries is a party or (7) except only as will be effective at the Offer Closing, take any corporate action approving, or executing any document or agreement relating to, the Financing.  If this Agreement is terminated in accordance with Section 7.1, Parent shall, reasonably promptly upon written request by the Company, reimburse the Company for all reasonable and documented out-of-pocket costs to the extent such costs are incurred by the Company or its Subsidiaries in connection with such cooperation provided by the Company, its Subsidiaries or their respective Representatives pursuant to the terms of this Section 5.16, or in connection with compliance with its obligations under this Section 5.16, and Parent shall indemnify and hold harmless the Company and its Subsidiaries and their respective Representatives from and against any and all liabilities and costs suffered or incurred by them in connection with the arrangement of the Financing and any information utilized in connection therewith (other than arising from information provided by the Company or its Subsidiaries), except in the event such Losses arose out of or result from the bad faith, gross negligence or willful misconduct of the Company, any of its Subsidiaries or any of their respective Representatives.  Nothing in this Section 5.16 will require any officer or Representative of the Company or any of its Subsidiaries to deliver any certificate or opinion or take any other action that could reasonably be expected to result in personal liability to such officer or Representative.

(b)           The Company hereby consents to the use of its and its Subsidiaries’ trademarks, service marks and logos in connection with the marketing of the Financing (including in any rating agency presentation, bank information memoranda, offering memoranda and/or any private placement memoranda) so long as such trademarks, service marks and logos (i) are used solely in a manner that is not intended to or likely to harm or disparage the Company or any of its Subsidiaries or the reputation or goodwill of the Company or any of its Subsidiaries and (ii) are used solely in connection with a description of the Company, its business and products or the Transactions.

(c)           Each of Parent and Merger Sub shall use, and shall cause its Subsidiaries to use, its commercially reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to consummate and obtain the Financing on the terms and conditions described in the Debt Commitment Letter (or with terms and conditions agreed by Parent and the Financing Sources subject to restrictions on amendments of the Debt Commitment Letter set forth below), including using commercially reasonable efforts to (i) maintain in effect the Debt Commitment Letter, (ii) negotiate definitive agreements with respect thereto on the terms and subject only to the conditions contemplated by the Debt Commitment Letter (or on other terms and conditions agreed by Parent and the Financing Sources subject to restrictions on amendments of the Debt Commitment Letter set forth below) and (iii) satisfy (or obtain the waiver of) on a timely basis all conditions applicable to Parent and Merger Sub to obtaining the Financing set forth in the Debt Commitment Letter or the definitive agreements relating to the Financing (including by providing the information required by Section (viii) of Exhibit B to the Debt Commitment Letter to the Financing Sources no later than the date that is four Business Days after the date on which the Offer is commenced).  If all conditions to the Financing have been satisfied, Parent and Merger Sub shall take all actions reasonably within their control to cause the Financing Sources to fund on or prior to the Offer Closing (with respect to amounts required to consummate the Offer) and the Merger Closing (with respect to amounts required to consummate the Merger).  Parent shall not, and shall not permit Merger Sub to, take any action not otherwise required or expressly permitted under this Agreement that is a material breach of, or would result in termination of the Debt Commitment Letter. If any portion of the Financing becomes unavailable on the terms and conditions contemplated in the Debt Commitment Letter, Parent shall, as promptly as practicable following the occurrence of such event, use its commercially reasonable efforts to arrange to obtain Alternative Financing in an amount sufficient to consummate the transactions contemplated by this Agreement in accordance with Section 5.16(f).

(d)           Parent shall give the Company prompt notice of (i) any material default or breach (or any event that, with or without notice, lapse of time or both, would reasonably be expected to give rise to any material default or breach) by any party under the Debt Commitment Letter or the definitive agreements relating to the Financing of which Parent or Merger Sub becomes aware, (ii) any termination of the Debt Commitment Letter, (iii) the receipt of any written notice or other written communication from any Person with respect to any (x) actual or potential default, breach, termination or repudiation of the Debt Commitment Letter, any definitive agreement relating to the Financing or any provision of the Debt Commitment Letter or the definitive agreements relating to the Financing, in each case by any party thereto, or (y) material dispute or disagreement between or among any parties to the Debt Commitment Letter or the definitive agreements relating to the Financing; provided, that Parent shall not be under any obligation to disclose any information that is subject to attorney client or similar privilege to the extent such privilege is asserted in good faith, and (iv) if for any reason Parent or Merger Sub believes in good faith that it will not be able to obtain all or any portion of the Financing on the terms, in the manner or from the sources contemplated by the Debt Commitment Letter or the definitive agreements relating to the Financing, as the case may be.  As soon as reasonably practicable after the date the Company delivers to Parent or Merger Sub a written request, Parent and Merger Sub shall provide any information reasonably requested by the Company relating to any circumstance referred to in clause (i), (ii), (iii) or (iv) of the immediately preceding sentence.  Parent shall keep the Company informed on a reasonably current basis of the status of its efforts to arrange the Financing.

(e)           Parent shall have the right, at its option, to amend, restate, supplement or modify, or waive any of its rights under, the Debt Commitment Letter or the definitive agreements relating to the Financing; provided, however, that it shall not agree to or permit any amendments, restatements, supplements, or modifications to, or grant any waivers of, any condition or other provision under the Debt Commitment Letter or the definitive agreements relating to the Financing without the prior written consent of the Company if such amendments, supplements, modifications or waivers would (i) with respect to the Debt Commitment Letter, reduce (or would reasonably be expected to have the effect of reducing) the aggregate amount of the Financing (including by increasing the amount of fees to be paid or original issue discount of the Financing but excluding, for the avoidance of doubt, the entering into definitive agreements relating to the Financing that reduce the aggregate amount available under the Debt Commitment Letter) by an amount that would be reasonably likely to prevent or materially impede, interfere with, hinder or delay the consummation of the Offer, the Merger or the other transactions contemplated by this Agreement, (ii) impose new or additional conditions or otherwise expand, amend or modify any of the conditions to the Financing relative to those contained in the Debt Commitment Letter, or otherwise expand, amend or modify any other provision of the Debt Commitment Letter that would be reasonably likely to prevent or materially impede, interfere with, hinder or delay the consummation of the Offer, the Merger or the other transactions contemplated by this Agreement, or (iii) otherwise be reasonably likely to (x) prevent or materially impede, interfere with, hinder or delay the consummation of the Offer, the Merger or the other transactions contemplated by this Agreement or (y) adversely impact the ability of Parent or Merger Sub to enforce its rights against the other parties to the Debt Commitment Letter or the definitive agreements relating to the Financing; provided that notwithstanding the foregoing Parent may amend, restate, supplement or modify the Debt Commitment Letter or the definitive agreements relating to the Financing to add lenders, lead arrangers, bookrunners, underwriters, syndication agents, lenders or similar entities that have not executed the Debt Commitment Letter as of the date hereof, to provide for the assignment and reallocation of a portion of the debt financing commitments contained therein and to grant customary approval rights to such additional arrangers and other entities in connection with such appointments, in each case, as expressly set forth in the Debt Commitment Letter.  Parent shall promptly deliver to the Company true and complete copies of any such amendment, modification, supplement or waiver or documents relating to such Financing (with only the fee amounts and certain other provisions redacted, which redacted provisions do not relate to the aggregate amount of or conditionality of, or contain any conditions precedent to, the Financing).

(f)           If any portion of the Financing becomes unavailable or Parent becomes aware of any event or circumstance that makes or would reasonably be expected to make any portion of the Financing unavailable, and such portion is required to fund the aggregate Offer Price, Merger Consideration and all fees, expenses and other amounts contemplated to be paid by Parent pursuant to this Agreement, Parent shall use its commercially reasonable efforts to arrange and obtain, and negotiate and enter into definitive agreements with respect to, alternative financing from the Financing Sources or, as the case may be, alternative financial institutions in an amount sufficient (together with cash available to the Company) to consummate the transactions contemplated by this Agreement (“Alternative Financing”) upon terms and conditions no less favorable, taken as a whole, to Parent and, with respect to the amounts available under, and the conditionality of, such Alternative Financing, the Company, than the terms and conditions set forth in the Debt Commitment Letter, as applicable, as promptly as reasonably practicable following the occurrence of such event.  Parent shall promptly deliver to the Company true and complete copies of all Contracts or other arrangements relating to such Alternative Financing, and Parent and Merger Sub shall keep the Company informed on a timely basis in reasonable detail of the status of the Financing and any material developments relating to the Financing, including providing to the Company all drafts and copies of definitive agreements with respect to the Financing and all other material documents related to the Financing (with only the fee amounts and certain other provisions redacted, which redacted provisions do not relate to the aggregate amount of or, conditionality of, or contain any conditions precedent to, the Financing).

(g)           If any condition or other provision of the Debt Commitment Letter is amended, modified or waived or if Alternative Financing is obtained for any portion of the Financing, in each case, in accordance with Sections 5.16(e) and (f), then each of Parent and the Company shall comply with its covenants set forth herein with respect to the Debt Commitment Letter, as so amended, modified or waived and with respect to such Alternative Financing to the same extent that Parent and the Company would have been obligated to comply with respect to the Financing, as the case may be.

(h)           Parent and Merger Sub acknowledge and agree that none of the receipt of the Financing or any Alternative Financing, or the completion of any issuance of securities contemplated by the Financing is a condition of the Merger Closing.

ARTICLE VI

CONDITIONS TO THE MERGER

Section 6.1            Conditions to Each Party’s Obligation to Effect the Merger.  The respective obligations of each party to consummate the Merger are subject to the satisfaction or (to the extent permitted by Law) waiver by the Company and Parent at or prior to the Effective Time of the following conditions:

(a)           Orders.  No Governmental Entity of competent jurisdiction shall have enacted, issued, promulgated, enforced or entered any Law or Order (collectively, “Restraints”) which is then in effect and has the effect of enjoining, restraining, preventing or otherwise prohibiting the making of the Offer or the consummation of the Offer or the Merger.

(b)           Offer Closing.  Merger Sub shall have accepted for payment all shares of Common Stock validly tendered and not validly withdrawn pursuant to the Offer.

ARTICLE VII

TERMINATION

Section 7.1            Termination.  Anything contained in this Agreement to the contrary notwithstanding, this Agreement may be terminated and abandoned at any time prior to the Effective Time:

    (a)           by the mutual written consent of the Company and Parent;

(b)           by either the Company or Parent if:

(i)           (A) the Offer Closing shall not have occurred on or before May 15, 2015 (the “Termination Date”) or (B) the Offer is terminated or withdrawn pursuant to its terms and the terms of this Agreement without any shares of Common Stock being purchased thereunder; provided, however, that the right to terminate this Agreement under this Section 7.1(b)(i) shall not be available to a party whose failure to fulfill in any material respect its obligations under this Agreement has been the cause of, or resulted in the events specified in this Section 7.1(b)(i); or

(ii)           if any Restraint having the effect set forth in Section 6.1(a) shall be in effect and shall have become final and non-appealable; provided, however, the right to terminate this Agreement under this Section 7.1(b)(ii) shall not be available to a party if the issuance of such final, non-appealable Restraint was primarily due to the failure of such party, and in the case of Parent, including the failure of Merger Sub, to perform any of its obligations under this Agreement; or

(c)           by the Company, if:

(i)           Parent or Merger Sub shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements set forth in this Agreement, which breach or failure to perform (A) would reasonably be expected to materially impair, prevent or delay the consummation by Parent or the Merger Sub of the Transactions and (B) cannot be cured on or before the Termination Date or, if curable, is not cured by Parent within (1) fifteen (15) days of receipt by Parent of written notice of such breach or failure or (2) any shorter period of time that remains between the date the Company provides written notice of such breach and the Termination Date; provided, however, that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.1(c)(i) if (x) it has breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements set forth in this Agreement or (y) the Offer Closing shall have occurred; it being acknowledged and agreed that any termination by the Company pursuant to this Section 7.1(c)(i) shall not constitute a Change of Recommendation; or

(ii)           prior to the Offer Closing in order to enter into, concurrently with the termination of this Agreement, a definitive acquisition agreement relating to a transaction that is a Superior Proposal in compliance with Section 5.4; provided that the Company shall not have the right to terminate this Agreement pursuant to this Section 7.1(c)(ii) if the Company has not paid the Company Termination Fee to Parent or caused the Company Termination Fee to be paid to Parent in accordance with Section 7.3;

(iii)           Merger Sub shall have failed to commence the Offer on or prior to the date provided therefor in Section 1.1(a) or consummate the Offer in accordance with Section 1.1; provided, however, that the Company shall not be permitted to terminate this Agreement pursuant to this Section 7.1(c)(iii) if Merger Sub’s failure to commence the Offer is primarily due to the Company’s material breach of this Agreement; or

(d)           by Parent, if:

(i)           (x) the Company shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements set forth in this Agreement, which breach or failure to perform (A) would result in a failure of any Offer Condition set forth in clauses (ii) or (iii) of paragraph (c) of Annex I to be satisfied and (B) cannot be cured on or before the Termination Date or, if curable, is not cured by the Company within (1) fifteen (15) days of receipt by the Company of written notice of such breach or failure or (2) any shorter period of time that remains between the date Parent provides written notice of such breach and the Termination Date or (y) a Company Material Adverse Effect occurs or exists; provided, however, that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.1(d)(i) if (x) it has breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements set forth in this Agreement or (y) the Offer Closing shall have occurred; or

(ii)           the Company shall have breached Section 5.4 in any material respect; provided, however, that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.1(d)(ii) if the Offer Closing shall have occurred; or

(iii)          (x) the board of directors of the Company shall have effected a Change of Recommendation or shall have failed to publicly reaffirm the Company Recommendation within seven (7) Business Days of receipt of a written request by Parent to provide such reaffirmation following the public announcement of an Acquisition Proposal (provided, however, that such seven (7) Business Days period shall be extended for an additional three (3) Business Days following any material modification to such Acquisition Proposal occurring after receipt of Parent’s written request); or (y) the Company enters into an Alternative Acquisition Agreement; provided, however, that Parent shall not have the right to terminate this Agreement pursuant to this Section 7.1(d)(iii) if the Offer Closing shall have occurred.

Section 7.2            Manner and Effect of Termination.  In the event that this Agreement is terminated and the Merger abandoned pursuant to Section 7.1, written notice thereof shall be given to the other party or parties, specifying the provisions hereof pursuant to which such termination is made and the basis therefor described in reasonable detail, and this Agreement shall forthwith become null and void and of no effect without liability on the part of any party hereto (or any of their respective Representatives), and all rights and obligations of any party hereto shall cease; provided, however, that no such termination shall relieve any party hereto of any liability or damages resulting from any fraud or Willful Breach of any of its representations, warranties, covenants or agreements set forth in this Agreement prior to such termination in which case the aggrieved party shall be entitled to all remedies available at law or in equity; provided, further, that the Confidentiality Agreement, this Section 7.2, and the provisions of Section 5.3(b) (Access; Confidentiality), Section 5.9 (Public Announcements), the penultimate sentence of Section 5.16(a) (Financing), Section 7.3 (Termination Payment) and Article VIII (Miscellaneous) shall survive any termination of this Agreement pursuant to Section 7.1.  For purposes of this Agreement, “Willful Breach” means with  respect to each party, an intentional and willful material breach, or an intentional and willful material failure to perform, in each case that is the consequence of an act or omission by such party with the actual knowledge that the taking of such act or failure to take such act would cause a breach of this Agreement; provided, that with respect to Parent and Merger Sub, a Willful Breach shall expressly include the failure to pay for any shares of Common Stock when Merger Sub is required to do so under this Agreement.

Section 7.3            Termination Payment.  Any provision in this Agreement to the contrary notwithstanding,

(a)           If, but only if, the Agreement is terminated by:

(i)           either Parent or the Company pursuant to Section 7.1(b)(i) and (A) an Acquisition Proposal has been made to the Company after the date hereof and prior to the Termination Date and has been publicly made or publicly disclosed, and (B) within twelve (12) months of the termination of this Agreement, the Company (1) enters into a definitive agreement for the consummation of an Acquisition Proposal (regardless of when such Acquisition Proposal was initially made) and such Acquisition Proposal is subsequently consummated (regardless of whether such consummation occurs within the twelve (12) month period) or (2) consummates an Acquisition Proposal (regardless of when such Acquisition Proposal was initially made) (provided, however, that for purposes of this Section 7.3(a)(i), the references to “fifteen percent (15%)” in the definition of Acquisition Proposal shall be deemed to be references to “fifty percent (50%)”);

(ii)           the Company pursuant to Section 7.1(c)(ii); or

(iii)           Parent pursuant to Section 7.1(d)(ii) or Section 7.1(d)(iii);

then, the Company shall, (A) in the case of clause (i) above, no later than two (2) Business Days after the date on which the Company consummates such Acquisition Proposal, (B) in the case of clause (ii) above, concurrently with termination, and (C) in the case of clause (iii) above, no later than two (2) Business Days after the date of such termination, pay to Parent the Company Termination Fee in cash, by wire transfer of immediately available funds to one or more accounts designated by Parent.

(b)           Notwithstanding anything to the contrary set forth in this Agreement, the parties agree that in no event shall the Company be required to pay the Company Termination Fee on more than one occasion.

(c)           Notwithstanding anything to the contrary set forth in this Agreement, except in the event of fraud or a Willful Breach of Section 5.4 by the Company and subject to Section 8.5 with respect to the enforcement of the provisions of this Section 7.3, Parent’s right to receive payment from the Company of the Company Termination Fee pursuant to this Section 7.3 shall constitute the sole and exclusive remedy of Parent and Merger Sub against the Company and its subsidiaries and any of their respective former, current or future general or limited partners, stockholders, members, managers, directors, officers, employees, agents, affiliates or assignees (collectively, the “Company Specified Person”) for all losses and damages suffered as a result of the failure of the Transactions to be consummated or for a breach or failure to perform hereunder or otherwise, and upon payment of such amount, none of the Company Specified Persons shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions.

(d)           The parties acknowledge that the agreements contained in this Section 7.3 are an integral part of the transactions contemplated by this Agreement, and that, without these agreements, the parties would not enter into this Agreement.  If the Company fails to timely pay an amount due pursuant to this Section 7.3, the Company shall pay Parent interest on such amount at the prime rate as published in the Wall Street Journal in effect on the date such payment was required to be made through the date such payment was actually received.

ARTICLE VIII

MISCELLANEOUS

Section 8.1            No Survival of Representations and Warranties.  The representations, warranties, covenants and agreements in this Agreement and any certificate delivered pursuant hereto by any party hereto shall terminate at the Effective Time or, except as provided in Section 7.2, upon the termination of this Agreement pursuant to Section 7.1, as the case may be, except that this Section 8.1 shall not limit any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time or after termination of this Agreement, including those contained in Section 5.10 and the last sentence of Section 5.16(a).

Section 8.2            Expenses.  Except as specifically provided in this Agreement, all Expenses incurred in connection with this Agreement and the Transactions shall be paid by the party incurring such Expense.

Section 8.3            Counterparts; Effectiveness.  This Agreement may be executed in two or more consecutive counterparts (including by facsimile or PDF transmission), each of which shall be deemed to be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument, and shall become effective when one or more counterparts have been signed by each of the parties and delivered (electronically or otherwise) to the other parties.

Section 8.4            Governing Law; Jurisdiction.  This Agreement and all claims or causes of action (whether in tort, contract or otherwise) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance of this Agreement (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Agreement) shall be governed by and construed in accordance with the laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule (whether of the State of Delaware or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Delaware. In addition, each of the parties hereto irrevocably agrees that any legal action or proceeding with respect to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party hereto or its successors or assigns, shall be brought and determined exclusively in the Delaware Court of Chancery, or, if the Delaware Court of Chancery declines to accept jurisdiction over a particular matter, any federal court within the State of Delaware, or, if both the Delaware Court of Chancery and the federal courts within the State of Delaware decline to accept jurisdiction over a particular matter, any other state court within the State of Delaware, and, in each case, any appellate court therefrom. Each of the parties hereto hereby irrevocably submits with regard to any such action or proceeding for itself and in respect of its property, generally and unconditionally, to the personal jurisdiction of the aforesaid courts and agrees that it will not bring any action relating to this Agreement or any of the transactions contemplated by this Agreement in any court other than the aforesaid courts. Each of the parties hereto hereby irrevocably waives, and agrees not to assert as a defense, counterclaim or otherwise, in any action or proceeding with respect to this Agreement, to the fullest extent permitted by the applicable Law, any claim that (x) the suit, action or proceeding in such court is brought in an inconvenient forum, (y) the venue of such suit, action or proceeding is improper or (z) this Agreement, or the subject matter hereof, may not be enforced in or by such courts. Each of the parties hereto agrees that service of process upon such party in any such action or proceeding shall be effective if such process is given as a notice in accordance with Section 8.7.  Notwithstanding the foregoing, each of the parties hereto agrees that (a) it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in Law or in equity, against the Financing Sources in any way relating to this Agreement or any of the Transactions, including any dispute arising out of or relating in any way to the Debt Commitment Letter or the performance thereof, in any forum other than the Supreme Court of the State of New York, County of New York, or, if under applicable Law exclusive jurisdiction is vested in the Federal courts, the United States District Court for the Southern District of New York (and appellate courts thereof) and (b) solely for purposes of any such action, cause of action, claim, cross-claim or third-party claim referred to in clause (a), this Agreement shall be governed by and construed in accordance with the internal laws and judicial decisions of the State of New York applicable to agreements executed and performed entirely within such state, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof.

Section 8.5            Remedies; Specific Enforcement.

(a)           The parties agree that irreparable damage would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached and that monetary damages would not be an adequate remedy therefor.  Each party agrees that in the event of any breach or threatened breach by any other party of any covenant or obligation contained in this Agreement, the non-breaching party shall be entitled (in addition to any other remedy that may be available to it whether in law or equity, including monetary damages) to (i) a decree or order of specific performance to enforce the observance and performance of such covenant or obligation and (ii) an injunction restraining such breach or threatened breach.

(b)           Each party further agrees that (i) it will not oppose the granting of an injunction, specific performance and other equitable relief as provided herein on the basis that any other party has an adequate remedy at law or an award of specific performance is not an appropriate remedy for any reason at law or equity and (ii) no other party or any other Person shall be required to obtain, furnish or post any bond or similar instrument in connection with or as a condition to obtaining any remedy referred to in this Section 8.5, and each party irrevocably waives any right it may have to require the obtaining, furnishing or posting of any such bond or similar instrument.

Section 8.6            WAIVER OF JURY TRIAL.  EACH OF THE PARTIES TO THIS AGREEMENT HEREBY IRREVOCABLY WAIVES TO THE EXTENT PERMITTED BY APPLICABLE LAW ANY AND ALL RIGHT TO A TRIAL BY JURY IN ANY ACTION, PROCEEDING OR COUNTERCLAIM ARISING OUT OF OR RELATING TO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED HEREIN.  EACH PARTY (A) MAKES THIS WAIVER VOLUNTARILY AND (B) ACKNOWLEDGES THAT SUCH PARTY HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS CONTAINED IN THIS SECTION 8.6.

Section 8.7            Notices.  Any notice required to be given hereunder shall be sufficient if in writing, and sent by reliable overnight delivery service (with proof of service), hand delivery, facsimile or electronic mail (having received electronic delivery thereof and followed by overnight courier) addressed as follows:

To Parent or Merger Sub:

AmerisourceBergen Corporation
        1300 Morris Drive
        Chesterbrook, PA  19087
        Facsimile:                      (610) 727-3612
        Attention:                     John G. Chou
                                               Executive Vice President and General Counsel

with copies (which shall not constitute notice) to:

Cravath, Swaine & Moore LLP
        825 Eighth Avenue
        New York, NY 10019
        Facsimile:                     (212) 474-3700
       Attention:                     Damien R. Zoubek, Esq.                                           Robert I. Townsend III, Esq.
       Email:                             dzoubek@cravath.com                                             rtownsend@cravath.com

To the Company:

MWI Veterinary Supply, Inc.
3041 W. Pasadena Drive
        Boise, ID  83705
        Facsimile:                  (855) 284-1430
                Attention:         James F. Cleary, Jr.              Jeremy C. Ouchley
                                                   President and Chief Executive Officer             Vice President and General Counsel
        Email:                 jcleary@mwivet.com               jouchley@mwivet.com

      with copies (which shall not constitute notice) to:

      Dechert LLP
      2929 Arch Street
      Philadelphia, PA 19104
      Facsimile:  (215) 994-4000
     Attention:                 Stephen M. Leitzell, Esq.
     Email:                         stephen.leitzell@dechert.com

or to such other address as the party to receive such notice as provided above shall specify by written notice so given, and such notice shall be deemed to have been delivered to the receiving party as of the date so delivered or received.  Any party to this Agreement may notify any other party of any changes to the address or any of the other details specified in this paragraph; provided that such notification shall only be effective on the date specified in such notice or two (2) Business Days after the notice is given, whichever is later.  Rejection or other refusal to accept or the inability to deliver because of changed address of which no notice was given shall be deemed to be receipt of the notice as of the date of such rejection, refusal or inability to deliver.

Section 8.8            Assignment; Binding Effect.  Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties except that the Merger Sub may assign, in its sole discretion, any of or all of its rights, interests and obligations under this Agreement to any wholly owned Subsidiary of Parent; provided that no such assignment shall relieve Merger Sub of any of its obligations hereunder.  Subject to the preceding sentence, this Agreement shall be binding upon and shall inure to the benefit of the parties hereto and their respective successors and assigns.  Any purported assignment not permitted under this Section 8.8 shall be null and void.

        Section 8.9            Severability.  If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced under any present or future Law, or public policy, (a) such term or other provision shall be fully separable, (b) this Agreement shall be construed and enforced as if such invalid, illegal or unenforceable provision had never comprised a part hereof, (c) all other conditions and provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable term or other provision or by its severance herefrom so long as the economic or legal substance of the Offer and the Merger is not affected in any manner materially adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in a mutually acceptable manner in order that the Offer and the Merger be consummated as originally contemplated to the fullest extent possible.

Section 8.10          Entire Agreement; Third-Party Beneficiaries.  This Agreement and the exhibits and schedules hereto (including the Company Disclosure Letter) and the Confidentiality Agreement constitute the entire agreement, and supersede all other prior agreements and understandings, both written and oral, between the parties, or any of them, with respect to the subject matter hereof and thereof.  Except for Section 5.10 (which shall be for the benefit of the Indemnified Parties) and as provided below and in Section 8.15, this Agreement is not intended to and shall not confer any rights or remedies upon any person other than the parties hereto and their respective successors and permitted assigns, except for in the event the Effective Time shall have occurred, the rights of the Company’s stockholders and holders of Company Options and Company Restricted Stock to receive the Merger Consideration and the Option Cash Payment (as applicable) at the Effective Time and the other payments contemplated by Section 2.3, which rights are hereby expressly acknowledged and agreed by Parent and Merger Sub.  The representations and warranties in this Agreement are the product of negotiations among the parties hereto and are for the sole benefit of the parties hereto.  Any inaccuracies in such representations and warranties are subject to waiver by the parties hereto in accordance with Section 8.11 without notice or liability to any other person.  The representations and warranties in this Agreement may represent an allocation among the parties hereto of risks associated with particular matters regardless of the knowledge of any of the parties hereto.  Accordingly, persons other than the parties hereto may not rely upon the representations and warranties in this Agreement as characterizations of actual facts or circumstances as of the date of this Agreement or as of any other date.

Section 8.11          Amendments; Waivers.  This Agreement may be amended by mutual agreement of the parties hereto by action taken by or on behalf of their respective boards of directors at any time before the Offer Closing shall have occurred; provided that no amendment to Sections 8.4, 8.6, 8.10, 8.15 or this Section 8.11 that in any way affects the rights of the Financing Sources shall be effective except with the prior written consent of the Financing Sources to such amendment.  This Agreement may not be amended subsequent to the Offer Closing.  This Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.  At any time prior to the Effective Time, subject to applicable Law, any party hereto may (a) extend the time for the performance of any obligation or other act of any other party hereto, (b) waive any inaccuracy in the representations and warranties of the other party contained herein or in any document delivered pursuant hereto, and (c) subject to the proviso to the first sentence of this Section 8.11, waive compliance with any agreement or condition contained herein. Any such extension or waiver shall only be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby. Notwithstanding the foregoing, no failure or delay by the Company, Parent or Merger Sub in exercising any right hereunder shall operate as a waiver thereof nor shall any single or partial exercise thereof preclude any other or further exercise of any other right hereunder. Any agreement on the part of a party hereto to any such extension or waiver shall be valid only if set forth in an instrument in writing signed on behalf of such party.

    Section 8.12            Headings.  Headings of the Articles and Sections of this Agreement are for convenience of the parties only and shall be given no substantive or interpretive effect whatsoever.  The table of contents to this Agreement is for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

    Section 8.13            Interpretation.  When a reference is made in this Agreement to an Article or Section, such reference shall be to an Article or Section of this Agreement unless otherwise indicated.  Whenever the words “include,” “includes” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”  The words “hereof,” “herein” and “hereunder” and words of similar import when used in this Agreement shall refer to this Agreement as a whole and not to any particular provision of this Agreement.  All terms defined in this Agreement shall have the defined meanings when used in any certificate or other document made or delivered pursuant thereto unless otherwise defined therein.  The definitions contained in this Agreement are applicable to the singular as well as the plural forms of such terms and to the masculine as well as to the feminine and neuter genders of such terms.  Any agreement, instrument or statute defined or referred to herein or in any agreement or instrument that is referred to herein means such agreement, instrument or statute as from time to time amended, modified or supplemented, including (in the case of agreements or instruments) by waiver or consent and (in the case of statutes) by succession of comparable successor statutes and references to all attachments thereto and instruments incorporated therein.  Each of the parties has participated in the drafting and negotiation of this Agreement.  If an ambiguity or question of intent or interpretation arises, this Agreement must be construed as if it is drafted by all the parties, and no presumption or burden of proof shall arise favoring or disfavoring any party by virtue of authorship of any of the provisions of this Agreement.

Section 8.14        Obligations of Merger Sub.  Whenever this Agreement requires a Merger Sub to take any action, such requirement shall be deemed to include an undertaking on the part of Parent to cause such Merger Sub to take such action.

Section 8.15        Provisions Related to the Financing Sources.  Notwithstanding any provision of this Agreement, the Company agrees on its behalf and on behalf of its Affiliates that neither the Company nor any of its Affiliates shall have any claim or seek to enforce this Agreement against any Financing Source or any lender participating in the Financing, and that none of the Financing Sources shall have any liability or obligation to the Company or its Affiliates relating to this Agreement or any of the transactions contemplated herein (including the Financing).  Notwithstanding anything to the contrary to this Agreement, Sections 8.4, 8.6, 8.10, 8.11 and this Section 8.15 are intended to benefit and may be enforced by the Financing Sources and shall be binding on all successors and assigns of the Company.

Section 8.16        Definitions.  References in this Agreement to specific laws or to specific provisions of laws shall include all rules and regulations promulgated thereunder.  For purposes of this Agreement, the following terms (as capitalized below) will have the following meanings when used herein:

“Acceptable Confidentiality Agreement” has the meaning set forth in Section 5.4(a).

“Acquisition Proposal” has the meaning set forth in Section 5.4(e).

“Affiliates” means, with respect to any Person, any other Person that, directly or indirectly, controls, or is controlled by, or is under common control with, such Person.  As used in this definition, “control” (including, with its correlative meanings, “controlled by” and “under common control with”) shall mean the possession, directly or indirectly, of the power to direct or cause the direction of management or policies of a Person, whether through the ownership of securities or partnership or other ownership interests, by contract or otherwise.

“Agreement” has the meaning set forth in the Preamble.

“Alternative Acquisition Agreement” has the meaning set forth in Section 5.4(a).

“Alternative Financing” has the meaning set forth in Section 5.16(f).

“Anti-Corruption Laws” has the meaning set forth in Section 3.26(a).

“Book-Entry Shares” has the meaning set forth in Section 2.1(a).

“Business Day” means any day other than a Saturday, Sunday or a day on which the banks in New York, New York are authorized or required by Law or executive order to be closed.

“Bylaws” has the meaning set forth in Section 1.8.

“Certificate of Merger” has the meaning set forth in Section 1.6.

“Certificates” has the meaning set forth in Section 2.1(a).

“Change of Recommendation” has the meaning set forth in Section 5.4(c).

“Charter” has the meaning set forth in Section 1.8.

“Code” has the meaning set forth in Section 2.2(b)(ii).

“Collective Bargaining Agreement” has the meaning set forth in Section 3.15(a).

“Common Stock” has the meaning set forth in the Recitals.

“Company” has the meaning set forth in the Preamble.

“Company Approvals” has the meaning set forth in Section 3.4(a).

“Company Benefit Plans” has the meaning set forth in Section 3.11(a).

“Company Board” has the meaning set forth in the Recitals.

“Company Charter Documents” has the meaning set forth in Section 3.1(c).

“Company Compensation Committee” has the meaning set forth in Section 3.11(k).

“Company Disclosure Letter” has the meaning set forth in Article III.

“Company Employees” has the meaning set forth in Section 5.5(a).

“Company Equity Awards” has the meaning set forth in Section 3.2(f).

“Company Intellectual Property” shall mean the Intellectual Property owned by the Company or any of its Subsidiaries.

“Company Material Adverse Effect” means any fact, circumstance, change, event, occurrence or effect that, individually or in the aggregate, (x) has a material adverse effect on the financial condition, business, properties, assets, liabilities or results of operations of the Company and its Subsidiaries taken as a whole or (y) would, individually or in the aggregate, materially impair, prevent or delay consummation by the Company of the Transactions; provided that none of the following, and no fact, circumstance, change, event, occurrence or effect arising out of or relating to the following, shall constitute a “Company Material Adverse Effect” or be taken into account in determining whether a “Company Material Adverse Effect” has occurred or would reasonably be expected to occur: (a) any facts, circumstances, changes, events, occurrences or effects generally affecting (i) any of the industries in which the Company and its Subsidiaries operate or (ii) the economy, credit or financial or capital markets in the United States or elsewhere in the world, including changes in interest or exchange rates, or (b) any facts, circumstances, changes, events, occurrences or effects, arising out of, resulting from or attributable to (i) changes or prospective changes in Law, applicable regulations of any Governmental Entity, generally accepted accounting principles or accounting standards, or any changes or prospective changes in, or issuance of any administrative or judicial notice, decision or other guidance with respect to, the interpretation or enforcement of any of the foregoing, (ii) the announcement of this Agreement or the consummation of the Merger or the other transactions contemplated by this Agreement, including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, distributors, partners, employees or regulators, or any change to the extent resulting or arising from the identity of Parent, Merger Sub or their respective Affiliates, (iii) acts of war (whether or not declared), sabotage or terrorism, or any escalation or worsening of any such acts of war (whether or not declared), sabotage or terrorism, (iv) pandemics, earthquakes, hurricanes, tornados, drought or other natural disasters, (v) any change or announcement of a potential change in the Company’s credit ratings (it being understood that the facts or occurrences giving rise or contributing to such event may be deemed to constitute, or be taken into account in determining whether there has been, or would reasonably be expected to be, a Company Material Adverse Effect to the extent such facts or occurrences are not otherwise excluded from the definition of Company Material Adverse Effect), (vi) any litigation brought by stockholders of the Company alleging breach of fiduciary duty or inadequate disclosure in connection with this Agreement or any of the transactions contemplated hereby, (vii) any decline in the market price, or change in trading volume, of any capital stock of the Company (it being understood that the facts or occurrences giving rise or contributing to such decline or change may be deemed to constitute, or be taken into account in determining whether there has been, or would reasonably be expected to be, a Company Material Adverse Effect to the extent such facts or occurrences are not otherwise excluded from the definition of Company Material Adverse Effect) or (viii) any failure to meet any internal or public projections, forecasts or estimates of revenue, earnings, cash flow or cash position (it being understood that the facts or occurrences giving rise or contributing to such failure may be deemed to constitute, or be taken into account in determining whether there has been, or would reasonably be expected to be, a Company Material Adverse Effect to the extent such facts or occurrences are not otherwise excluded from the definition of Company Material Adverse Effect); provided, that in the case of clauses (a)(i), (a)(ii), (b)(i), (b)(iii) and (b)(iv) above, such facts, circumstances, changes, events, occurrences or effects may be taken into consideration in determining whether there has been or would reasonably expected to be a Company Material Adverse Effect if they disproportionately affect the Company and its Subsidiaries taken as a whole as compared to other participants in the businesses and industries in which the Company and its Subsidiaries operate.

“Company Material Contracts” has the meaning set forth in Section 3.18(a).

“Company Option” means an option to purchase shares of Common Stock.

“Company Permits” has the meaning set forth in Section 3.9(b).

“Company Recommendation” shall mean the recommendation of the Company Board that the stockholders of the Company accept the Offer and tender their shares of Common Stock pursuant to the Offer and, if required by applicable Law, adopt this Agreement.

“Company Restricted Stock” means any outstanding share of Common Stock awarded that is subject to any vesting requirements that remain unsatisfied as of immediately prior to the Offer Closing.

“Company SEC Documents” has the meaning set forth in Section 3.5(a).

“Company Stock Plans” means the 2002 Stock Option Plan, the MWI Veterinary Supply, Inc. 2005 Stock-Based Incentive Compensation Plan and the MWI Veterinary Supply, Inc. 2008 Employee Stock Purchase Plan.

“Company Termination Fee” means $76,000,000.

“Confidentiality Agreement” has the meaning set forth in Section 5.3(b).

“Continuation Period” has the meaning set forth in Section 5.5(a).

“Covered Securityholder” has the meaning set forth in Section 3.11(k).

“Contract” shall mean any contract, agreement, deed, lease or similar instrument, and any legally binding obligation, commitment, arrangement or understanding, whether written or oral.

“Debt Commitment Letter” shall mean the commitment letter, dated as of  January 11, 2015, from the Financing Sources identified therein, pursuant to which such Financing Sources have agreed, subject to the terms and conditions set forth therein, to provide the Financing.

“DGCL” has the meaning set forth in the Recitals.

“Dissenting Shares” has the meaning set forth in Section 2.1(e).

“Effective Time” has the meaning set forth in Section 1.6.

“Employment Compensation Agreement” has the meaning set forth in Section 3.11(k).

“Environmental Law” has the meaning set forth in Section 3.10(b).

“ERISA” has the meaning set forth in Section 3.11(a).

“ERISA Affiliate” means each trade or business (whether or not incorporated) that, together with the Company or any of its Subsidiaries, would be deemed to be a single employer within the meaning of Section 414 of the Code.

“ESPP” means the MWI Veterinary Supply, Inc. 2008 Employee Stock Purchase Plan.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“Exchange Fund” has the meaning set forth in Section 2.2(a).

“Expenses” shall mean all out-of-pocket expenses (including all fees and expenses of counsel, accountants, investment bankers, experts and consultants to a party hereto and its affiliates) incurred by a party or on its behalf in connection with or related to the evaluation, authorization, preparation, negotiation, execution and performance of this Agreement, the preparation, printing, filing and mailing of the Schedule 14D-9 and all SEC and other regulatory filing fees incurred in connection with the Schedule 14D-9, the solicitation of stockholder approvals, the filing of any required notices under the HSR Act or other antitrust Laws, any filing with, and obtaining of any necessary action or non-action, consent or approval from any Governmental Entity pursuant to any antitrust Laws, engaging the services of the Paying Agent, obtaining third party consents, any other filings with the SEC and all other matters related to the closing of the Merger and the other Transactions.

“Financing” shall mean the debt financing in the aggregate amount set forth in the Debt Commitment Letter.

“Financing Source” shall mean, in its capacity as such, any lender that has committed to provide or arrange or otherwise entered into agreements in connection with the Financing or other financings in connection with the transactions contemplated hereby, including any lender providing a commitment pursuant to the Debt Commitment Letter and the parties to any joinder agreements, indentures or credit agreements entered into pursuant thereto or relating thereto, together with their respective Affiliates, and their and their respective Affiliates’ officers, directors, employees, agents and representatives and their respective successors and assigns.

“fully diluted basis” shall mean the aggregate number of shares of Common Stock issued and outstanding immediately prior to the Offer Closing plus an additional number of shares equal to the aggregate number of shares of Common Stock issuable upon the conversion or exchange of any convertible or exchangeable securities or upon the exercise of any options, warrants or rights, including the Company Options, outstanding immediately prior to the Offer Closing.

“GAAP” means United States generally accepted accounting principles.

“Governmental Consents” has the meaning set forth in Section 5.6(a).

“Governmental Entity” means any federal, state, local, municipal or foreign government, any court, tribunal, administrative agency or commission or other governmental or quasi-governmental or other regulatory authority or agency, whether federal, state, local, municipal, foreign or supranational, or any arbitral body or NASDAQ.

“Hazardous Substance” has the meaning set forth in Section 3.10(c).

“HSR Act” has the meaning set forth in Section 3.4(a).

“Indebtedness” shall mean, with respect to any person, all obligations (including all obligations in respect of principal, accrued interest, penalties, fees and premiums) of such person:

(a) for borrowed money (including obligations in respect of drawings under overdraft facilities), (b) evidenced by notes, bonds, debentures or similar Contracts or agreements, (c) for the deferred purchase price of property, goods or services (other than trade payables or accruals incurred in the ordinary course of business consistent with past practice), (d) under capital leases (in accordance with GAAP), (e) in respect of outstanding letters of credit and bankers’ acceptances, (f) for Contracts or agreements relating to interest rate or currency rate protection, swap agreements, collar agreements and similar hedging agreements or (g) any guarantee in respect of any of the foregoing.

“Indemnified Parties” has the meaning set forth in Section 5.10(a).

“Intellectual Property” shall mean any and all intellectual and industrial property rights and other similar proprietary rights, in any jurisdiction throughout the world, whether registered or unregistered, in all patents, trademarks, trade names, service marks, domain names, copyrights, trade secrets, know-how, and Software.

“Intervening Event” has the meaning set forth in Section 5.4(c).

“IRS” has the meaning set forth in Section 3.11(b).

“IT Assets” means computers, Software, firmware, middleware, servers, workstations, routers, hubs, switches, data communications lines and all other information technology equipment, and all associated documentation.

“JP Morgan” has the meaning set forth in Section 3.19.

“JV Agreement” has the meaning set forth in Section 3.18(a)(ii).

“Knowledge” means (a) with respect to Parent, the actual knowledge of any of the officers or directors of Parent or Merger Sub after reasonable inquiry of such individual’s direct reports and (b) with respect to the Company, the actual knowledge of the individuals listed on Section 8.15(b) of the Company Disclosure Letter after reasonable inquiry of such individual’s direct reports.

“Law” or “Laws” means all applicable laws, statutes, constitutions, rules, regulations, judgments, rulings, orders and decrees of any Governmental Entity.

“Lien” means any mortgage, pledge, title defects, claims, charges, security interest, encumbrance or liens of any kind or nature, including any restrictions on sale or transfer or, in the case of shares or units of equity interests, any restriction on the right to vote such shares or units.

“Malicious Code” means any “back door,” “drop dead device,” “time bomb,” “Trojan horse,” “virus,” “worm,” “spyware” (as such terms are commonly understood in the software industry) or any other code designed to have any of the following functions: (a) disrupting, disabling or harming the operation of, or providing unauthorized access to, a computer system or network or other device on which such code is stored or installed or (b) compromising the privacy or data security of a user or damaging or destroying any data or file, in each case, without authorization and without the applicable user’s consent.

“Merger” has the meaning set forth in the Recitals.

“Merger Closing” has the meaning set forth in Section 1.5.

“Merger Closing Date” has the meaning set forth in Section 1.5.

“Merger Consideration” has the meaning set forth in Section 2.1(a).

                        “Merger Sub” has the meaning set forth in the Preamble.

“Minimum Tender Condition” has the meaning set forth in Annex I.

“Multiemployer Plan” has the meaning set forth in Section 3.11(a).

“NASDAQ” means NASDAQ Global Select Market.

“New Plans” has the meaning set forth in Section 5.5(b).

“Old Plans” has the meaning set forth in Section 5.5(b).

“Offer” has the meaning set forth in the Recitals.

“Offer Closing” has the meaning set forth in Section 1.1(a).

“Offer Conditions” has the meaning set forth in Section 1.1(a).

“Offer Documents” has the meaning set forth in Section 1.1(b).

“Offer Price” has the meaning set forth in the Recitals.

“Offer Termination” has the meaning set forth in Section 1.1(a).

“Offer Termination Date” has the meaning set forth in Section 1.1(a).

“Option Cash Payment” has the meaning set forth in Section 2.3(a).

“Order” means any order, judgment, decision, decree, injunction, ruling, writ or assessment of any Governmental Entity (whether temporary, preliminary or permanent) that is binding on any Person or its property under applicable Law.

“Parent” has the meaning set forth in the Preamble.

“Parent Approvals” has the meaning set forth in Section 4.3(a).

“Parent Representatives” has the meaning set forth in Section 5.3(a).

“Participant” has the meaning set forth in Section 3.11(a).

“Paying Agent” has the meaning set forth in Section 2.2(a).

“Permitted Lien” means (a) Lien for Taxes or governmental assessments, charges or claims of payment not yet due and payable, the amount or validity of which are being contested in good faith and for which adequate accruals or reserves have been established, (b) carriers’, warehousemen’s, mechanics’, materialmen’s, repairmen’s or other similar liens arising in the ordinary course of business which are being contested in good faith or for which adequate accruals or reserves have been established, (c) zoning, entitlements, building codes or other land use or environmental regulations, ordinances or legal requirements imposed by any Governmental Entity, (d) title exceptions disclosed by any title insurance commitment or title insurance policy for any real property owned or leased by the Company and its Subsidiaries issued by a title company and delivered or otherwise made available to Parent, (e) statutory Liens in favor of lessors arising in connection with any property leased to the Company and its Subsidiaries, (f) any defects, irregularities or imperfections of title, encroachments, easements, servitudes, permits, rights of way, flowage rights, restrictions, leases, licenses, covenants, sidetrack agreements and oil, gas, mineral and any mining reservations, rights, licenses and leases, which, individually or in the aggregate, would not be reasonably expected to materially detract from the value of any of the property, rights or assets of the business of the Company or any of its Subsidiaries or materially interfere with the use thereof as currently used by the Company and its Subsidiaries, (g) Liens that are disclosed on the most recent consolidated balance sheet of the Company or notes thereto (or securing liabilities reflected on such balance sheet), or (h)  Liens that, individually or in the aggregate, would not be reasonably expected to materially detract from the value of any of the property, rights, or assets of the business of the Company or any of its Subsidiaries or materially interfere with the use thereof as currently used by the Company or any of its Subsidiaries.

“Person” means an individual, a corporation, a partnership, a limited liability company, an association, a trust or any other entity, group (as such term is used in Section 13(d)(3) of the Exchange Act) or organization, including, without limitation, a Governmental Entity, and any permitted successors and assigns of such Person.

“Preferred Stock” has the meaning set forth in Section 3.2(a).

“Principal Customer” has the meaning set forth in Section 3.24.

“Principal Supplier” has the meaning set forth in Section 3.24.

“Proceeding” has the meaning set forth in Section 3.12.

“Regulatory Law” has the meaning set forth in Section 5.6(g).

“Release” has the meaning set forth in Section 3.10(d).

“Representatives” means, with respect to any Person, such Person’s and its Subsidiaries’ directors, officers, affiliates, employees, investment bankers, attorneys, accountants and other advisors, agents or other representatives.

“Restraint” has the meaning set forth in Section 6.1(a).

“Schedule TO” has the meaning set forth in Section 1.1(b).

“Schedule 14D-9” has the meaning set forth in Section 1.2(a).

“SEC” means the Securities and Exchange Commission.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

            “Significant Subsidiary” shall have the meaning ascribed to it under Rule 1-02 of Regulation S-X of the SEC.

“Software” means computer programs, including any and all software implementations of algorithms, models and methodologies whether in source code, object code or other form, databases and compilations, including any and all data and collections of data, descriptions, flowcharts and other work product used to design, plan, organize and develop any of the foregoing and all documentation, including user manuals and training materials, related to any of the foregoing.

“Standard Business Licenses” shall have the meaning set forth in Section 3.16(b).

“Subsidiaries” means, with respect to any Person, any corporation, limited liability company, partnership, association, trust or other form of legal entity of which (i) more than 50% of the outstanding voting securities are directly or indirectly owned by such Person, or (ii) such Person or any Subsidiary of such Person is a general partner (excluding partnerships in which such Person or any Subsidiary of such Person does not have a majority of the voting interests in such partnership).

“Superior Proposal” has the meaning set forth in Section 5.4(f).

“Surviving Corporation” has the meaning set forth in Section 1.4.

“Takeover Statutes” has the meaning set forth in Section 3.22.

“Tax Return” has the meaning set forth in Section 3.14(b).

“Taxes” has the meaning set forth in Section 3.14(b).

“Termination Date” has the meaning set forth in Section 7.1(b)(i).

“Total Option Cash Payments” has the meaning set forth in Section 2.3(a).

“Transactions” has the meaning set forth in the Recitals.

[Remainder of this page intentionally left blank.  Signature page(s) follow on next page.]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed and delivered as of the date first above written.

MWI VETERINARY SUPPLY, INC.

By:	/s/ Jim Cleary
	Name:	Jim Cleary
	Title:	President and CEO

AMERISOURCEBERGEN CORPORATION

By:	/s/ Steven H. Collis
	Name:	Steven H. Collis
	Title:	President and CEO

ROSCOE ACQUISITION CORP.

By:	/s/ Steven H. Collis
	Name:	Steven H. Collis
	Title:	President and CEO

[Signature Page to the Agreement and Plan of Merger]

ANNEX I

CONDITIONS TO THE OFFER

Notwithstanding any other term of the Offer or this Agreement, Merger Sub shall not be required to, and Parent shall not be required to cause Merger Sub to, accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) promulgated under the Exchange Act (relating to Merger Sub’s obligation to pay for or return tendered shares of Common Stock promptly after the termination or withdrawal of the Offer), pay for any shares of Common Stock tendered pursuant to the Offer if:

(a) there shall have not been validly tendered and not validly withdrawn prior to the expiration of the Offer that number of shares of Common Stock (excluding shares of Common Stock tendered pursuant to guaranteed delivery procedures that have not yet been delivered in settlement or satisfaction of such guarantee) which, when added to the shares of Common Stock owned by Parent and its subsidiaries, would represent at least a majority of the shares of Common Stock outstanding on a fully diluted basis as of the expiration of the Offer (the “Minimum Tender Condition”);

(b) any applicable waiting period (or any extension thereof) under the HSR Act relating to the purchase of shares of Common Stock pursuant to the Offer or the consummation of the Merger shall not have expired or otherwise been terminated;

(c) any of the following conditions shall have occurred and be continuing as of the expiration of the Offer:

(i) a Governmental Entity shall have enacted, issued, promulgated, enforced or entered any Law or Order which is then in effect and has the effect of enjoining or otherwise prohibiting the making of the Offer or the consummation of the Offer or the Merger;

(ii) there shall be existing any pending litigation or other proceeding under any Regulatory Law brought by any Governmental Entity that challenges or seeks to enjoin, restrain, prevent or otherwise prohibit any of the Transactions;

(iii) (A) any of the representations and warranties of the Company contained in Sections 3.2(a)-(e) and clauses (C) and (E) of Section 3.2(f) (Capital Stock) shall not be true and correct in all respects, except for de minimis inaccuracies, as of the expiration of the Offer with the same force and effect as if made as of the expiration of the Offer (except to the extent expressly made as of an earlier date, in which case as of such earlier date), (B) any of the representations and warranties of the Company contained in Section 3.1 (Organization and Qualification; Subsidiaries), Section 3.3 (Corporate Authority and Approval), Section 3.20 (Finders or Brokers; Fees), Section 3.21 (Vote Required) or Section 3.22 (Takeover Laws) shall not be true and correct in all material respects at and as of the expiration of the Offer with the same force and effect as if made as of the expiration of the Offer (except to the extent expressly made as of an earlier date, in which case as of such earlier date) and (C) any of the other representations and warranties of the Company contained in this Agreement (without giving effect to any materiality or “Company Material Adverse Effect” qualifications therein), shall not be true and correct as of the expiration of the Offer with the same force and effect as if made as of the expiration of the Offer (except to the extent expressly made as of an earlier date, in which case as of such date), except for such failures to be true and correct as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect.

(iv) the Company shall have failed to perform or comply in all material respects with each of its obligations required to be performed or complied with by it under this Agreement;

(v) since the date of this Agreement, there shall have occurred any change, event or occurrence that has had or would reasonably be expected to have a Company Material Adverse Effect; or

(vi) this Agreement shall have been terminated in accordance with its terms.

Prior to the Offer Closing, the Company shall deliver to Parent a certificate, signed on behalf of the Company by its chief executive officer, certifying that none of the conditions set forth in clauses (iii), (iv) and (v) of paragraph (c) above shall have occurred and be continuing as of the expiration of the Offer.

The foregoing conditions shall be in addition to, and not a limitation of, the rights of Parent and Merger Sub to extend, terminate or modify the Offer pursuant to the terms and conditions of this Agreement.

The foregoing conditions (other than the Minimum Tender Condition) are for the sole benefit of Parent and Merger Sub and, subject to the terms and conditions of this Agreement and applicable Law, may be waived by Parent and Merger Sub, in whole or in part, at any time and from time to time in their sole discretion (other than the Minimum Tender Condition). The failure by Parent or Merger Sub at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.